                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                        AIRNET COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   00941P 10 6
                                 (CUSIP Number)

                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                           Attn: Keith W. Kaplan, Esq.
                               260 S. Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-4143
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

==============================================================================
CUSIP No.                                                  Page  2 of 32 Pages
==============================================================================

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                SCP Private Equity Partners II, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0(1)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](1)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) SCP Private Equity Partners II, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates, II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Mellon Ventures, L.P. (I.R.S. No. 25-1779945)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       478,315(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       478,315(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          478,315(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.96%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Mellon Ventures, L.P. prior to the filing of this Schedule 13D.

(2) Mellon Ventures, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Tandem PCS Investments, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,309,020(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,309,020(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,309,020(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.47%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Includes 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P. prior to the filing of this Schedule 13D.

(2) Tandem PCS Investments, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Adams Capital Management, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       1,641,874(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       1,641,874(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,641,874(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.73%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Adams Capital Management, L.P. prior to the filing of this Schedule 13D.

(2) Adams Capital Management, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Fostin Capital Associates II, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       271,593(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       271,593(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          271,593(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.11%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P. prior to the filing of this Schedule 13D.

(2) Fostin Capital Associates II, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,372 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                VFC Capital, Inc. (I.R.S. 52-2029396)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,612,708(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,612,708(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,612,708(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                14.81%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc. prior to the filing of this Schedule 13D. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation, a Delaware corporation.

(2) VFC Capital, Inc. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Harris Corporation (I.R.S. No. 34-0276860)
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       3,612,708(1)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       3,612,708(1)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,612,708(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                14.81%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc. prior to the filing of this Schedule 13D. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation, a Delaware corporation.

(2) Harris Corporation disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 994,392 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 378,958 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 374,607 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                The P/A Fund, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       785,700(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       785,700(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          785,700(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by the P/A Fund, L.P. prior to the filing of this Schedule 13D.

(2) The P/A Fund, L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                APA Excelsior III, L.P.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       994,392(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       994,392(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          994,392(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.08%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by APA Excelsior III, L.P. prior to the filing of this Schedule 13D.

(2) APA Excelsior III L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Royal Bank of Canada Trust Co. (Jersey) Ltd.,
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       378,958(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       378,958(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          378,958(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.55%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*

          PN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd. prior to the filing of this Schedule 13D.

(2) Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; and 52,028 shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd.

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                CIN Venture Nominees, Ltd.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           N/A
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United Kingdom
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       52,028(1)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       52,028(1)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,028(2)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [x](2)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.21%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                EP
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Represents shares of common stock of the Issuer owned by CIN Venture Nominees, Ltd. prior to the filing of this Schedule 13D.

(2) CIN Venture Nominees, Ltd. disclaims beneficial ownership of the following shares of common stock of the Issuer pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended: 478,315 shares of common stock of the Issuer owned by Mellon Ventures, L.P.; 2,145,465 shares of common stock of the Issuer and 163,555 shares of common stock of the Issuer issuable upon exercise of a warrant owned by Tandem PCS Investments, L.P.; 1,641,874 shares of common stock of the Issuer owned by Adams Capital Management, L.P.; 271,593 shares of common stock of the Issuer owned by Fostin Capital Associates II, L.P.; 3,401,828 shares of common stock of the Issuer and 210,880 shares of common stock of the Issuer issuable upon exercise of a warrant owned by VFC Capital, Inc.; 785,700 shares of common stock of the Issuer owned by The P/A Fund, L.P.; 994,392 shares of common stock of the Issuer owned by APA Excelsior III, L.P.; and 378,958 shares of common stock of the Issuer owned by Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P.

                                  SCHEDULE 13D

Item 1            Security and Issuer
-------------------------------------

         This statement (the "Statement") relates to the capital stock of AirNet Communications Corporation (the "Issuer"). This Statement constitutes an initial filing on Schedule 13D by SCP Private Equity Partners II, L.P. ("SCP II"), Mellon Ventures, L.P. ("Mellon"), and Tandem PCS Investments, L.P. ("Tandem") (collectively, the "Reporting Persons") each of which will acquire shares of Series B Convertible Preferred Stock of the Issuer (the "Preferred Stock"), which the Reporting Persons will have a right to convert into shares of common stock of the Issuer ("Common Stock") on a one-for-ten conversion ratio, and warrants to purchase additional shares of Common Stock, pursuant to that certain Securities Purchase Agreement, dated as of April 2, 2001, attached hereto as Exhibit A (the "Securities Purchase Agreement"). As a condition to the consummation by the Reporting Persons of the transaction contemplated by the Securities Purchase Agreement, Adams Capital Management, L.P. ("Adams"), Fostin Capital Associates II, L.P. ("Fostin"), VFC Capital, Inc. ("VFC"), The P/A Fund, L.P. ("The P/A Fund"), APA Excelsior III, L.P. ("APA"), Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P. ("Royal Bank"), and CIN Venture Nominees, Ltd. ("CIN") (collectively, the "Stockholders"), each of which are existing stockholders of the Issuer, entered into that certain Stockholders Voting Agreement with the Reporting Persons (See
Item 6). The address of the Issuer's principal executive office is 100 Rialto Place, Suite 300, Melbourne, Florida 32901.

         The filing of this statement shall not be construed as an admission by any of the parties hereto that it is the beneficial owner of any securities covered by this statement held by any other party hereto, or that such parties have in fact formed a group under Section 13d-3 of the Securities and Exchange Act of 1934, as amended, and each of the parties hereto expressly disclaims beneficial ownership of those shares and the formation of such a group.

         Prior to the filing of this Statement, VFC Capital, Inc. and Harris Corporation filed a joint Schedule 13G with respect to shares of Common Stock of the Issuer owned by them.

Item 2            Identity and Background
-----------------------------------------

         This Statement is filed jointly on behalf of the following:

                  (i) SCP II is a Delaware limited partnership and has its principal executive office and principal business address at 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087.

                  (ii) SCP Private Equity Partners II General Partner, L.P., a Delaware limited partnership ("SCP II General Partner"), is the general partner of SCP II, and has its principal executive office and principal business address at 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087.

                   (iii) SCP Private Equity II, LLC, a Delaware limited liability company ("SCP II Manager"), is the manager of SCP II, and has its principal executive office and principal business address at 435 Devon Park Drive, Building 300, Wayne, Pennsylvania 19087. SCP II is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies. Pursuant to a Management Agreement, SCP II Manager makes all decisions on behalf of SCP II General Partner, which in turn makes all decisions on behalf of SCP II.

                  (iv) Mellon is a Delaware limited partnership and has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801. Mellon is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

                  (v) MVMA, L.P., a Delaware limited partnership, has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of Mellon and holds a 1% equity interest in Mellon. Its principal business is to act as general partner of Mellon.

                  (vi) MVMA, Inc., a Delaware corporation, which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

                  (vii) Mellon Bank, N.A., which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

                  (viii) Mellon Financial Corporation, which has its principal executive office and principal business address at One Mellon Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Financial Corporation are set forth on Annex B hereto.

                  (ix) Tandem, which has its principal executive office and principal business address as c/o Live Cycles Holding Co. 2001 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1, Canada is a Delaware limited partnership. Tandem is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

                  (x) Live Cycles Holding Co., which has its principal executive office and principal business address at 2001 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1, Canada, is a Delaware corporation and is the general partner and manager of Tandem. The name, address and citizenship of each executive officer and director of Live Cycles Holding Co. are set forth on Annex C hereto.

                  (xi) Caisse de Depot et Placement du Quebec, a Quebec corporation ("Caisse de Depot"), which has its principal executive office and principal business address at 2001 McGill College Avenue, 7th Floor, Montreal, Quebec H3A 1G1, Canada, is the sole shareholder of Live Cycles Holding Co. Caisse de Depot is a legal person without share capital and a mandatary of the State of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec. The principal business of Caisse de Depot is to receive on deposit and manage funds deposited by agencies and instrumentalties of the Province de Quebec. The name, address and citizenship of each executive officer and director of Caisse de Depot are set forth on Annex C hereto.

                  (xii) Adams, which has its principal executive office and principal business address at 500 Blackburn Avenue, Sewickley, Pennsylvania 15143, is a Delaware limited partnership. Adams' principal business is to invest in equity and equity related securities of companies.

                  (xiii) ACM Partners II, L.P., a Pennsylvania limited partnership ("ACM"), which has its principal executive office and principal business address at 500 Blackburn Avenue, Sewickely, Pennsylvania 15132, is the general partner of Adams. Joel P. Adams, who has a principal business address at 500 Blackburn Avenue, Sewickley, Pennsylvania 15143, and who is a citizen of the United States, is the general partner of ACM.

                  (xiv) Fostin, which has its principal executive office and principal business address at 681 Anderson Drive, Pittsburgh, Pennsylvania 15220, is a Pennsylvania limited partnership. Fostin is a venture capital fund.

                  (xv) Fostin Capital Company, LLC, a Pennsylvania limited liability company ("Fostin LLC"), which has its principal executive office and principal business address at 681 Andersen Drive, Pittsburgh, Pennsylvania 15220, is the general partner of Fostin. Fostin Capital Company, LLC is a venture capital management company. David Martin, who has a principal business address at 681 Anderson Drive, Pittsburgh, Pennsylvania 15220, and who is a citizen of the United States, is the controlling manager of Fostin LLC.

                  (xvi) VFC, which has its principal executive office and principal business address at 1025 West NASA Boulevard, Melbourne, Florida 32919, is a Delaware corporation. The principal business of VFC, which is a wholly-owned subsidiary of Harris Corporation, is to invest in equity and equity related securities of companies. The names, addresses and citizenship of the officers and directors of VFC are set forth on Exhibit D hereto.

                  (xvii) Harris Corporation, a Delaware corporation, which has its principal executive office and principal business address at 1025 West NASA Boulevard, Melbourne, Florida 32919, is a Delaware corporation and is the parent company of VFC. Harris Corporation is an international communications company. The name, address and citizenship of each executive officer, director and controlling shareholder of Harris Corporation are set forth on Annex D hereto.

                  (xviii) The P/A Fund, a Pennsylvania limited partnership, has it principal executive office and principal business address as c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022. The P/A Funds's principal business is to engage in the investment of equity securities with an emphasis on venture capital investments.

                  (xix) APA Pennsylvania Partners II, L.P., a Pennsylvania limited partnership ("APA Pennsylvania"), which has its principal executive office and principal business address as c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022, is the general partner of the P/A Fund. The names, addresses and citizenship of the general partners of APA Pennsylvania are set forth on Annex E hereto. APA Pennsylvania's principal business is to act as the general partner of the P/A Fund.

                  (xx) APA, a Delaware limited partnership, has its principal executive office and principal business address as c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022. APA's principal business is to invest in equity securities ranging from early to late stage investments.

                  (xxi) Royal Bank, a Delaware limited partnership and custodian for APA Excelsior III/Offshore L.P., has its principal executive office and principal business address as c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022. APA Excelsior III/Offshore L.P. is a Delaware limited partnership, whose principal business is to invest in equity securities ranging from early to late stage investments.

                  (xxii) APA Excelsior III Partners, L.P., a Delaware limited partnership ("APA Excelsior"), which has its principal executive office and principal business address as c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022, is the general partner of APA and APA Excelsior III/Offshore L.P. APA Excelsior's principal business is to act as the general partner of APA and APA Excelsior III/Offshore L.P. The names, addresses and citizenship of the general partners of APA Excelsior are set forth on Annex E hereto.

                  (xxiii) CIN, a British pension fund, has its principal executive office and principal business address as c/o Patricof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022. CIN's principal business is to engage in the investment of equity securities with an emphasis on venture capital investments.

                  (xxiv) Patricof & Co Ventures, Inc., a New York S-corporation, which has its principal executive office and principal business address as c/o Particof & Co. Ventures, Inc., 445 Park Avenue, New York, NY 10022, is the general partner of CIN. The names, addresses and citizenship of its officers and managing directors are set forth on Annex E hereto.

         During the last five years, none of SCP II, together with SCP II General Partner and SCP II Manager (collectively, the "SCP II Affiliates"); Mellon, together with MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Financial Corporation and the persons set forth on Annexes A and B hereto (collectively, the "Mellon Affiliates"); Tandem, together with Live Cycles Holding Co., Caisse de Depot and the persons set forth on Annex C hereto (collectively, the "Tandem Affiliates"); Adams, together with ACM and Joel P. Adams (collectively, the "Adams Affiliates"); Fostin, together with Fostin LLC and David Martin (collectively, the "Fostin Affiliates"); VFC, together with Harris Corporation and the persons set forth on Annex D hereto (collectively, the "VFC Affiliates); The P/A Fund, together with APA Pennsylvania and the persons set forth on Annex E hereto (collectively, "The P/A Fund Affiliates"); APA, together with APA Excelsior and the persons set forth on Annex E hereto (collectively, the "APA Affiliates"); Royal Bank, together with APA Excelsior III/Offshore L.P., APA Excelsior and the persons set forth on Annex E hereto (collectively, the "Royal Bank Affiliates"); and CIN, together with Particof & Co. Ventures, Inc. and the persons set forth on Annex E hereto (collectively, the "CIN Affiliates") have been convicted in any criminal proceeding.

         During the last five years, none of the SCP II Affiliates, the Mellon Affiliates, the Tandem Affiliates, the Adams Affiliates, the Fostin Affiliates, the VFC Affiliates, the P/A Fund Affiliates, the APA Affiliates the Royal Bank Affiliates and the CIN Affiliates have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            Source and Amount of Funds or Other Consideration
-------------------------------------------------------------------

         The SCP II Affiliates will use working capital to acquire the 318,471.33 shares of Preferred Stock plus a warrant to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million Dollars ($10,000,000).

         The Mellon Affiliates will use working capital to acquire the 318,471.33 shares of Preferred Stock plus a warrant to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million Dollars ($10,000,000).

         The Tandem Affiliates will use working capital to acquire the 318,471.33 shares of Preferred Stock plus a warrant to purchase 955,414 shares of Common Stock for a total purchase price of Ten Million Dollars ($10,000,000).

         The Stockholders do not have any right to acquire any securities of the Issuer pursuant to the Securities Purchase Agreement.

Item 4            Purpose of the Transaction
--------------------------------------------

         The respective purpose of the SCP II Affiliates, the Mellon Affiliates and the Tandem Affiliates in acquiring the shares of Preferred Stock and warrants to purchase Common Stock pursuant to the Securities Purchase Agreement is to acquire an investment position in the Issuer. The Stockholders will not acquire any securities of the Issuer pursuant to the Securities Purchase Agreement.

         While the SCP II Affiliates, the Mellon Affiliates, the Tandem Affiliates, the Adams Affiliates, the Fostin Affiliates, the VFC Affiliates, the P/A Fund Affiliates, the APA Affilates the Royal Bank Affiliates and the CIN Affiliates have no current plans to increase or decrease their respective investment positions, they intend to review their respective investment positions from time to time. Depending upon such review, as well as market and business conditions and other factors, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Preferred Stock and/or Common Stock.

         According to the terms and conditions of the Securities Purchase Agreement, each of SCP II and Tandem has the right (the "Board Right") to designate one person (each, a "Designee") to the Board of Directors of the Issuer (the "Board"). The Board Right will permit the Designees to fill two vacancies of the nine member Board.

         In connection with the Securities Purchase Agreement, the Issuer intends to file an amendment to its Certificate of Incorporation (the "Certificate of Designation") to provide for the Board Right, subject to the approval of the National Association of Securities Dealers (the "NASD"). If approved by the NASD, the Certificate of Designation may impede the acquisition of control of the Issuer.

Item 5            Interest in Securities of the Issuer
------------------------------------------------------

         (a) The SCP II Affiliates are the beneficial owners of no capital stock of the Issuer. The Mellon Affiliates are the beneficial owners of 478,315 shares of Common Stock on a fully diluted basis. The 478,315 shares constitute 1.96% of the issued and outstanding shares of Common Stock on a fully diluted basis. The Tandem Affiliates are the beneficial owners of 2,309,020 shares of Common Stock on a fully diluted basis, which includes a currently exercisable warrant to purchase 163,555 shares of Common Stock. The 2,309,020 shares constitute 9.47% of the issued and outstanding shares of Common Stock on a fully diluted basis. The Adams Affiliates are the beneficial owners of 1,641,874 shares of Common Stock, on a fully diluted basis. The Fostin Affiliates are the beneficial owners of 271,593 shares of Common Stock, on a fully diluted basis. The VFC Affiliates are the beneficial owners of 3,612,708 shares of Common Stock, on a fully diluted basis, including a currently exercisable warrant to purchase 210,880 shares of Common Stock. The P/A Fund Affiliates are the beneficial owners of 785,700 shares of Common Stock. The APA Affiliates are the beneficial owners of 994,392 shares of Common Stock. The Royal Bank Affiliates are the beneficial owners of 378,958 shares of Common Stock. The CIN Affiliates are the beneficial owners of 52,028 shares of Common Stock.

                  Each party hereto may be deemed to beneficially own the shares of Common Stock owned by the other parties hereto by reason of the Voting Agreement, however, each of the parties hereto disclaims beneficial ownership of all capital stock owned by each other party hereto.

         (b) The Mellon Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 478,315 shares of Common Stock, on a fully diluted basis.

                  The Tandem Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 2,309,020 shares of Common Stock, on a fully diluted basis.

                  The Adams Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,641,874 shares of Common Stock.

                  The Fostin Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 271,593 shares of Common Stock.

                  The VFC Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 3,612,708 shares of Common Stock, on a fully diluted basis.

                  The P/A Fund Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 785,700 shares of Common Stock.

                  The APA Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 994,392 shares of Common Stock.

                  The Royal Bank Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 378,958 shares of Common Stock.

                  The CIN Affiliates have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 52,028 shares of Common Stock.

         (c) Except for the transactions described in Items 3 and 4 above, none of the parties described in paragraph (a) have effected any transactions in the securities of the Issuer during the past sixty (60) days.

         (d) No persons, other than the SCP II Affiliates, the Mellon Affiliates, the Tandem Affiliates, the Adams Affiliates, the Fostin Affiliates, the VFC Affiliates, the P/A Fund Affiliates, the Royal Bank Affiliates and the CIN Affiliates have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned thereby.

         (e)      Not applicable.

Item 6   Contracts, Arrangements, Understandings, or Relationships with Respect
-------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         SCP II, Mellon and Tandem will acquire shares of Preferred Stock and warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement (the "Transaction") upon satisfaction by the Issuer of certain conditions precedent under the Securities Purchase Agreement. As an additional condition to the obligations of SCP II, Mellon and Tandem to consummate the Transaction, SCP II, Mellon and Tandem simultaneously entered into a Stockholders Voting Agreement, attached hereto as Exhibit B (the "Voting Agreement"), with the Stockholders whereby, subject to the terms of the Voting Agreement, (i) the Stockholders agreed to vote all shares of capital stock of the Issuer owned by each of them in favor of the consummation of the Transaction; (ii) SCP II, Mellon, Tandem and the Stockholders agreed to vote all of their respective shares of capital stock of the Issuer owned by each of them in favor of electing the Designees of SCP II and Tandem to the Board, and (iii) SCP II, Mellon, Tandem and the Stockholders agreed not to transfer, sell or dispose of any shares of capital stock of the Issuer owned by each of them until such time as the NASD approves an amendment to the Certificate of Designation providing for the Board Right (unless such transferee or purchaser agrees to be bound by the Voting Agreement). In order to ensure that the Stockholders will vote in favor of the consummation of the Transaction, each Stockholder executed and delivered to SCP II, Mellon and Tandem an irrevocable proxy, attached hereto as Exhibit C (the "Irrevocable Proxy").

         The Irrevocable Proxy, and the corresponding obligation of the Stockholders to vote all of their respective shares of capital stock of the Issuer in favor of the consummation of the Transaction, shall remain in effect until the earliest of: (i) June 30, 2001; (ii) the day immediately following the date the Transaction is otherwise approved by a majority of the stockholders of the Issuer; (iii) the date the Securities Purchase Agreement is terminated in accordance with its terms; and (iv) the date the Issuer, SCP II, Mellon and Tandem amend the Securities Purchase Agreement, the effect of which materially adversely affects the rights of any Stockholder by virtue of the Securities Purchase Agreement, unless such Stockholder(s) have consented to such amendment.

         The obligation of SCP II, Mellon, Tandem and the Stockholders to vote all of their respective shares of capital stock of the Issuer in favor of the Board Right, shall terminate upon the date the Issuer shall have obtained the written approval of the Nasdaq Stock Market or its Staff, under Rule 4351 of the NASD or such other rules as may apply, for an amendment to the Certificate of Designation providing for the Board Right; provided, however, as to Mellon only, its obligations with respect to the Board Right shall terminate, if earlier than the date of such approval, upon the first to occur of (i) June 30, 2001, and
(ii) immediately following the next meeting of the stockholders of the Issuer at which the Class III directors of the Issuer shall be elected.

Item 7            Material to be Filed as Exhibits
--------------------------------------------------

         The following materials will be filed as exhibits:

         Exhibit A:    Securities Purchase Agreement
         Exhibit B:    Voting Agreement
         Exhibit C:    Irrevocable Proxy

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 12, 2001
                                 SCP PRIVATE EQUITY PARTNERS II, L.P.

                                 By:   SCP Private Equity Partner II
                                       General Partner, L.P., its
                                       General Partner

                                       By:  SCP Private Equity II, LLC,
                                            its manager


                                            By:    /s/ Wayne B. Weisman
                                                   -------------------------
                                                   Name:    Wayne B. Weisman
                                                   Title:   A Manager


                                 TANDEM PCS INVESTMENTS, L.P.

                                 By:   Live Cycles Holding Co.,
                                       its General Partner


                                       By:  /s/ Pierre Belanger
                                            --------------------------------
                                            Pierre Belanger, President


                                       By:  /s/ Lynn McDonald
                                            --------------------------------
                                            Lynn McDonald, Vice President
                                            and Secretary


                                 MELLON VENTURES, L.P.

                                 By:   MVMA, L.P., its General Partner

                                       By:  MVMA, Inc. its General Partner

                                            By:    /s/ Ronald Coombs
                                                   -------------------------
                                                   Name:    Ronald Coombs
                                                   Title:   Principal


                                 THE P/A FUND, L.P.

                                 By:   APA Pennsylvania Partners II, L.P.,
                                       General Partner

                                       By:  /s/ Robert M. Chefitz
                                            --------------------------------
                                            Name:   Robert M. Chefitz
                                            Title:  General Partner

                               APA EXCELSIOR III L.P.

                               By:   APA Excelsior III Partners, L.P.,
                                     General Partner

                                     By:  /s/ Robert M. Chefitz
                                          ----------------------------------
                                          Name:     Robert M. Chefitz
                                          Title:    General Partner


                               ROYAL BANK OF CANADA TRUST CO. (JERSEY) LTD.,
                               AS CUSTODIAN FOR APA EXCELSIOR III/OFFSHORE L.P.

                               By:   APA Excelsior III Partners, L.P.,
                                     General Partner

                                     By:  /s/ Robert M. Chefitz
                                          -----------------------------------
                                          Name:     Robert M. Chefitz
                                          Title:    General Partner


                               CIN VENTURE NOMINEES, LTD.

                               By:   Patricof & Co. Ventures, Inc.,
                                     Investing Manager

                                     By:  /s/ Robert M. Chefitz
                                          -----------------------------------
                                          Name:     Robert M. Chefitz
                                          Title:    Managing Director


                               ADAMS CAPITAL MANAGEMENT, L.P.

                               By:   ACM Capital Partners II, L.P.,
                                     General Partner

                                     By:  /s/ Joel P. Adams
                                          -----------------------------------
                                          Name:     Joel P. Adams
                                          Title:    General Partner


                               FOSTIN CAPITAL ASSOCIATES II, L.P.

                               By:   Fostin Capital Company, LLC

                                     By:  /s/ David Martin
                                          ----------------------------------
                                          Name:     David Martin
                                          Title:    Manager

                                   VFC CAPITAL, INC.

                                   By:   /s/ Scott Mikuen
                                         -------------------------------------
                                         Name:      Scott Mikuen
                                         Title:     Assistant Secretary

                                   HARRIS CORPORATION

                                   By:   /s/ Scott Mikuen
                                         -------------------------------------
                                         Name:      Scott Mikuen
                                         Title:     Assistant Secretary

                                     Annex A
              Executive Officers, Directors and Sole Stockholder of
                                   MVMA, Inc.


Name and Title                 Principal Occupation and Business Address
--------------                 -----------------------------------------

Paul D. Cohen                  Principal
Director                       Mellon Ventures, Inc.
                               One Mellon Center, Room 5300
                               Pittsburgh, PA  15258

Ronald J. Coombs               Principal, Vice President--Operations
Vice President                 Mellon Ventures, Inc.
and Director                   One Mellon Bank Center, Room 5300
                               Pittsburgh, PA 15258

Lawrence E. Mock, Jr.          President and Chief Executive Officer
                               Mellon Ventures, Inc.,
                               One Mellon Bank Center, Room 5300
                               Pittsburgh, Pa 15258


Each of the individuals listed above is a citizen of the United States of America.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                             -----------------------------------------                     --------------
Burton C. Borgelt                    Retired Chairman and Chief Executive Officer                      1991
                                     Dentsply International, Inc.
                                     545 Sanctuary Drive
                                     Unit 405 B
                                     Longboat Key, FL  34228

Carol R. Brown                       President                                                         1992
                                     The Pittsburgh Cultural Trust
                                     803 Liberty Avenue
                                     Pittsburgh, PA  15222-3411

Jared L. Cohon                       President                                                         1998
                                     Carnegie Mellon University
                                     5000 Forbes Avenue
                                     Pittsburgh, PA  15213

Christopher M. Condron               President and Chief Operating Officer                             1998
                                     Mellon Financial Corporation
                                     Chairman and Chief Executive Officer
                                     The Dreyfus Corporation
                                     200 Park Avenue, 55th Floor
                                     New York, NY  10166

J. W. Connolly                       Retired Senior Vice President                                     1989
                                     H. J. Heinz Company
                                     157 Backbone Road
                                     Sewickley, PA 15143-2336

Charles A. Corry                     Retired Chairman and Chief Executive Officer                      1991
                                     USX Corporation
                                     2024 Murdstone Road
                                     Pittsburgh, PA 15241-2243

Steven G. Elliott                    Senior Vice Chairman and                                          2001
                                     Chief Financial Officer
                                     Mellon Financial Corporation and
                                     One Mellon Center, Room 4700
                                     Pittsburgh, PA  15258



                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                             -----------------------------------------                     --------------

Ira J. Gumberg                       President and Chief Executive Officer                             1989
                                     J. J. Gumberg Co.
                                     1051 Brinton Road
                                     Pittsburgh, PA  15221-4599

Pemberton Hutchinson                 Retired Chief Executive Officer                                   1989
                                     Westmoreland Coal Company
                                     614 Gravers Lane
                                     Wyndmoor, PA  19038

Edward J. McAniff                    Of Counsel                                                        1994
                                     O'Melveny & Myers
                                     400 South Hope Street, Suite 1717
                                     Los Angeles, CA  90071

Martin G. McGuinn                    Chairman and Chief Executive Officer                              1998
                                     Mellon Financial Corporation
                                     One Mellon Center, Room 4700
                                     Pittsburgh, PA  15258

Robert Mehrabian                     Chairman and Chief Executive Officer                              1994
                                     Teledyne Technologies, Inc.
                                     2049 Century Park East, 15th Floor
                                     Los Angeles, CA  90067-3101

Seward Prosser Mellon                President and Chief Executive Officer                             1972
                                     Richard K. Mellon and Sons
                                     Richard King Mellon Foundation
                                     P. O. Box RKM
                                     Ligonier, PA  15658-0780

Mark A. Nordenberg                   Chancellor                                                        1998
                                     University of Pittsburgh
                                     Office of the Chancellor
                                     107 Cathedral of Learning
                                     Pittsburgh, PA  15260




                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

DIRECTOR                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                     DIRECTOR SINCE
--------                             -----------------------------------------                     --------------
David S. Shapira                     Chairman and Chief Executive Officer                              1986
                                     Giant Eagle, Inc.
                                     101 Kappa Drive
                                     Pittsburgh, PA  15238-2809

Joab L. Thomas                       President Emeritus                                                1993
                                     The Pennsylvania State University
                                     Two Fairmont Woods
                                     Tuscaloosa, AL  35405

Wesley W. von Schack                 Chairman, President and Chief Executive Officer                   1989
                                     Energy East Corporation
                                     P.O. Box 5224
                                     Corporate Drive-Kirkwood Industrial Park
                                     Binghamton, NY  13902-5224

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

OFFICERS                            PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
--------                            -----------------------------------------
Martin G. McGuinn                   Chairman and Chief Executive Officer
                                    Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Christopher M. Condron              President and Chief Operating Officer
                                    Mellon Financial Corporation
                                    200 Park Avenue, 55th Floor
                                    New York, NY 10166

Steven G. Elliot                    Senior Vice Chairman and Chief Financial Officer
                                    Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

John T. Chesko                      Vice Chairman, Chief Risk Officer
                                    Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Jeffrey L. Leininger                Vice Chairman, Specialized Commercial Banking
                                    Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001

Allan P. Woods                      Vice Chairman and Chief Information Officer
                                    One Mellon Center
                                    Room 4700
                                    Pittsburgh, PA 15258-0001



Each of the individuals listed above is a citizen of the United States of America, except Jeffrey L. Leininger is a German citizen. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.

                                     ANNEX C


Live Cycles Holding Co. ("Live Cycles") is the general partner of Tandem. The names, addresses, citizenship and principal occupation of the directors and executive officers of Live Cycles are as follows:

NAME AND ADDRESS                                                                POSITION AND PRINCIPAL OCCUPATION
----------------                                                                ---------------------------------
Pierre Belanger*                                                                Director and President
2001 McGill College Ave.
7th Floor
Montreal, Quebec H3A
1G1, Canada

Lynn McDonald*                                                                  Director, Vice President and
2001 McGill College Ave.                                                        Secretary
7th Floor
Montreal, Quebec H3A
1G1, Canada

Pierre Bedard*                                                                  Vice President
2001 McGill College Ave.
7th Floor
Montreal, Quebec H3A
1G1, Canada

*Citizen of Canada

Live Cycles is a wholly-owned subsidiary of Caisse de Depot et Placement du Quebec, a Quebec Corporation. The Names, Addresses, Citizenship and Principal Occupation of the Directors and Executive Officers of Caisse de Depot are as follows:

DIRECTORS AND OFFICERS               BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
----------------------               ----------------                               --------------------

Jean-Claude Scraire                  Caisse de depot et placement du Quebec         Chairman
                                     2001, avenue McGill College
                                     Montreal (Quebec) H3A 3C7

Guy Morneau                          Regie des rentes du Quebec                     Chairman of the Board and
                                     2600, boul. Laurier, bureau 546                President
                                     Quebec (Quebec)  G1V 4T3

Jean-Claude Bachand                  Fraser Milner Casgrain                         Lawyer
                                     1, Place Ville-Marie
                                     Bureau 3900
                                     Montreal (Quebec) H3B 4M7

Luc Bessette                         Commission administrative des regimes          President
                                     de retraite et d'assurances
                                     475, rue Saint-Amable
                                     Quebec (Quebec)  G1R 5X3






DIRECTORS AND OFFICERS               BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
----------------------               ----------------                               --------------------
Rodrigue Biron                       Rodrigue Biron & Associes
                                     305, chemin de la Place St-Laurent
                                     St-Augustin-de-Desmaures
                                     Cap-Rouge (Quebec)  G1Y 3G9

Alban D'Amours                       La Confederation des caisses populaires        President
                                     et d'economie Desjardins du Quebec
                                     100, avenue des Commandeurs
                                     Levis (Quebec) G6V 7N5

Yves Filion                          Hydro-Quebec                                   Deputy Chief Executive
                                     75, boul. Rene-Levesque Ouest                  Officer and Chief Financial
                                     Montreal (Quebec) H2Z 1A4                      Officer

Jean-Yves Gagnon                     Societe de l'assurance automobile du Quebec    General Manager
                                     333, boul. Jean-Lesage
                                     Quebec (Quebec)  G1K 8J6

Henri Masse                          Federation des travailleurs et travailleuses   President
                                     du Quebec
                                     545, boul. Cremazie Est, 17e etage
                                     Montreal, (Quebec) H2M 2V1

Gilles Godbout                       Ministere des Finances                         Deputy Minister
                                     12, rue St-Louis
                                     Quebec (Quebec) G1R 5L3

Thomas O. Hecht                      Technologies IBEX Inc.                         Chairman Emeritus
                                     5485, rue Pare
                                     Montreal (Quebec)  H4P 1P7

Marc Laviolette                      Confederation des syndicats nationaux          President
                                     1601, rue Delorimier
                                     Montreal (Quebec) H2K 4M5

Nicole Trudeau                       Commission municipale du Quebec                Vice-President
                                     3, Complexe Desjardins
                                     Suite 2603, North Tower
                                     Montreal (Quebec) H5B 1B2

Jean-Claude Scraire                  Caisse de depot et placement du Quebec         Chairman
                                     2001, avenue McGill College
                                     Montreal (Quebec) H3A 3C7

Fernand Perreault                    Same                                           Senior Vice-president, CDP
                                                                                    Group - President, CDP Real
                                                                                    Estate

Michel Nadeau                        Same                                           Assistant General Manager,
                                                                                    CDP and President CDP
                                                                                    Global Asset Management



DIRECTORS AND OFFICERS               BUSINESS ADDRESS                               PRINCIPAL OCCUPATION
----------------------               ----------------                               --------------------

Claude Seguin                        Same                                           President, CDP Participations

Bertrand Lauzon                      Same                                           Eecutive Vice-President, CDP
                                                                                    Group Finance and
                                                                                    Information Technology

Jean-Claude Cyr                      Same                                           Executive Vice-President, CDP
                                                                                    Group Investment Planning
                                                                                    and Management

Francois Geoffrion                   Same                                           Executive Vice-President, CDP
                                                                                    Group Strategic Development

Ginette Depelteau                    Same                                           Corporate Secretary - Director



                                     ANNEX D


              DIRECTORS AND EXECUTIVE OFFICERS OF VFC CAPITAL, INC.

IDENTITY AND BACKGROUND;
BENEFICIAL OWNERSHIP OF COMMON STOCK

NAME AND BUSINESS ADDRESS                                POSITION WITH VFC AND PRESENT
                                                         PRINCIPAL OCCUPATION
DIRECTORS

Bryan R. Roub
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     President and Controller

David S. Wasserman
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - Treasurer

Charles J. Greene
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Assistant Treasurer

William R. Bechstein
VFC Capital, Inc.
1105 N. Market Street
Suite 1222
Wilmington, DE  19890                                    Assistant Secretary

OFFICERS

Richard L. Ballantyne
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - Secretary

Scott T. Mikuen
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Assistant Secretary



                                     ANNEX D

                   DIRECTORS AND EXECUTIVE OFFICERS OF HARRIS



IDENTITY AND BACKGROUND;
BENEFICIAL OWNERSHIP OF COMMON STOCK

NAME  AND BUSINESS ADDRESS                               POSITION WITH HARRIS AND PRESENT
                                                         PRINCIPAL OCCUPATION

DIRECTORS

Phillip W. Farmer*
1025 West NASA Blvd.
Melbourne, FL 32919                                      Chairman, President and Chief
                                                         Executive Officer, Harris Corporation

Alfred C. DeCrane, Jr.
Two Greenwich Plaza
Suite 300
Greenwich, CT  06836                                     Director Retired Chairman and Chief
                                                         Executive Officer, Texaco Inc.

Ralph D. DeNunzio
375 Park Avenue
Suite 2602
New York, NY  10152                                      Director President, Harbor Point Associates, Inc.

Joseph L. Dionne
198 North Wilton Road
New Canaan, CT  06840                                    Director Retired Chairman and Chief
                                                         Executive Officer, The McGraw-Hill
                                                         Companies, Inc.
John T. Hartley
1025 West NASA Blvd.
Melbourne, FL  32919                                     Director Retired Chairman and Chief
                                                         Executive Officer, Harris
                                                         Corporation
Karen Katen
235 E. 42nd Street
15th Floor
New York, NY  10017                                      Director Executive Vice President,
                                                         Pfizer Pharmaceuticals Group; President,
                                                         U.S. Pharmaceuticals Group
Stephen P. Kaufman
25 Hub Drive
Melville, NY   11747-3509                                Director Chairman of the Board, Arrow Electronics, Inc.

Gregory T. Swienton
3600 N.W. 82nd Street
Miami, FL  33166                                         Director President and Chief
                                                         Executive Officer, Ryder System, Inc.



Alexander B. Trowbridge
1317 F. Street N.W.
Suite 500
Washington, DC  20004                                    Director President, Trowbridge Partners


OFFICERS

Bruce M. Allan
Harris Broadcast Communications Div.
4393 Digital Way
Mason, OH  45040                                         President, Broadcast Communications Division

Richard L. Ballantyne
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - General Counsel and Secretary

James L. Christie
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - Controller

Allen E. Dukes
Harris Microwave Communications Div.
330 Twin Dolphin Drive
Redwood Shores, CA 94065-1421                            President, Microwave Communications Division

Nick E. Heldreth
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - Human Resources and Corporate Relations

Robert K. Henry
Harris Government Communications Systems Div.
2400 NE Palm Bay Road
Palm Bay, FL  32905                                      President, Government Communications Systems Division

Chester A. Massari
Harris RF Communications Div.
1680 University Avenue
Rochester, NY  14610                                     President, RF Communications Division

Daniel R. Pearson Harris
Network Support Div.
1025 West NASA Blvd.
Melbourne, FL  32919                                     President, Network Support Division

Bryan R. Roub
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Senior Vice President and Chief Financial Officer




Gary L. McArthur
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - Corporate Development

David S. Wasserman
Harris Corporation
1025 West NASA Blvd.
Melbourne, FL  32919                                     Vice President - Treasurer

* All of the individuals listed on this Annex D are citizens of the United
States.

TRANSACTIONS IN COMMON STOCK
WITHIN THE PAST 60 DAYS


NAME                       PURCHASE OR SALE(1)         DATE                NO. OF SHARES     PRICE PER SHARE
Robert K. Henry                     Sale             12/4/00                    5,250            $2.625


(1) Unless otherwise noted, the purchases and sales listed were effected in market transactions.

                                     ANNEX E

                                APA PENNSYLVANIA

NAMES AND BUSINESS ADDRESS                                             PRINCIPAL OCCUPATION

Alan Patricof                                                          General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

George Jenkins                                                         General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Janet Effland                                                          General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Robert Chefitz                                                         General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

APA Excelsior III Management Partners, L.P.                            Special General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Gregory Case                                                           General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Salem Shuchman                                                         General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022


                                     ANNEX E

                                  APA EXCELSIOR

NAMES AND BUSINESS ADDRESS                                             POSITION AND PRINCIPAL OCCUPATION
Alan Patricof                                                          General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

George Jenkins                                                         General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Janet Effland                                                          General Partner
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022


                                     ANNEX E

                          PATRICOF & CO. VENTURES, INC.


NAMES AND BUSINESS ADDRESS                                             POSITION AND PRINCIPAL OCCUPATION
Alan Patricof                                                          Chairman
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

David Landau                                                           Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

George Phipps                                                          Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Lori Rafield                                                           Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Ted Schell                                                             Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Janet Effland                                                          Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Robert Chefitz                                                         Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Paul Vais                                                              Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

                                     ANNEX E

                          PATRICOF & CO. VENTURES, INC.


NAMES AND BUSINESS ADDRESS                                             POSITION AND PRINCIPAL OCCUPATION
Gregory Case                                                           Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

George Jenkins                                                         Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

Salem Shuchman                                                         Managing Director
c/o Patricof & Co. Ventures, Inc.
445 Park Avenue
New York, NY 10022

* All individuals listed on this Annex E are citizens of the United States.

                                    EXHIBIT A





                          SECURITIES PURCHASE AGREEMENT

                                      AMONG


                        AIRNET COMMUNICATIONS CORPORATION

                                       AND

                  THE SEVERAL PURCHASERS NAMED IN SCHEDULE 2.1


                            Dated as of April 2, 2001

                                TABLE OF CONTENTS

LIST OF EXHIBITS...............................................................1

LIST OF SCHEDULES..............................................................2

ARTICLE I     DEFINITIONS......................................................1

ARTICLE II    SALE AND PURCHASE OF PURCHASED SECURITIES........................5

SECTION 2.1.  SALE AND PURCHASE OF PURCHASED SECURITIES........................5
SECTION 2.2.  CLOSINGS.........................................................5
SECTION 2.3.  USE OF PROCEEDS..................................................6
SECTION 2.4.  CONSUMMATION OF TRANSACTIONS.....................................6

ARTICLE III   REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................6

SECTION 3.1   ORGANIZATION AND QUALIFICATION...................................7
SECTION 3.2   AUTHORIZATION; ENFORCEMENT.......................................7
SECTION 3.3   INTENTIONALLY OMITTED............................................7
SECTION 3.4   CAPITALIZATION...................................................7
SECTION 3.5   ISSUANCE OF SHARES...............................................8
SECTION 3.6   NO CONFLICTS.....................................................8
SECTION 3.7   SEC DOCUMENTS, FINANCIAL STATEMENTS..............................9
SECTION 3.8   ABSENCE OF CERTAIN CHANGES......................................10
SECTION 3.9   ABSENCE OF LITIGATION...........................................10
SECTION 3.10  INTELLECTUAL PROPERTY...........................................10
SECTION 3.11  FOREIGN CORRUPT PRACTICES.......................................11
SECTION 3.12  DISCLOSURE......................................................11
SECTION 3.13  ACKNOWLEDGMENT REGARDING PURCHASERS' PURCHASE OF THE
              PURCHASED SECURITIES............................................11
SECTION 3.14  LISTING.........................................................12
SECTION 3.15  FORM S-3 ELIGIBILITY............................................12
SECTION 3.16  NO GENERAL SOLICITATION.........................................12
SECTION 3.17  NO INTEGRATED OFFERING..........................................12
SECTION 3.18  NO BROKERS......................................................12
SECTION 3.19  SECURITIES LAWS.................................................12
SECTION 3.20  TITLE...........................................................12
SECTION 3.21  TAX STATUS......................................................13
SECTION 3.22  ENVIRONMENTAL MATTERS...........................................13
SECTION 3.23  INSURANCE.......................................................13
SECTION 3.24  COMPLIANCE WITH LAWS............................................14
SECTION 3.25  INTERESTED PARTY TRANSACTIONS...................................14

ARTICLE IV    PURCHASERS' REPRESENTATIONS.....................................14

SECTION 4.1.  INVESTMENT INTENT...............................................14
SECTION 4.2.  AUTHORIZATION...................................................14
SECTION 4.3.  ENFORCEABILITY..................................................15

SECTION 4.4.  EXEMPTION.......................................................15
SECTION 4.5.  EXPERIENCE......................................................15
SECTION 4.6.  RESTRICTIONS ON RESALE..........................................15
SECTION 4.7   LEGENDS.........................................................16

ARTICLE V     CONDITIONS TO THE PURCHASER'S OBLIGATIONS TO PURCHASE
              AT THE CLOSING..................................................17

SECTION 5.1.  RELATED AGREEMENTS..............................................17
SECTION 5.2.  CHARTER DOCUMENTS; GOOD STANDING CERTIFICATES...................17
SECTION 5.3.  PROOF OF CORPORATE ACTION.......................................17
SECTION 5.4.  INCUMBENCY CERTIFICATE..........................................17
SECTION 5.5.  LEGAL OPINION...................................................17
SECTION 5.6.  LEGALITY; GOVERNMENTAL AND OTHER AUTHORIZATIONS.................18
SECTION 5.7.  PAYMENT OF CERTAIN FEES AND DISBURSEMENTS.......................18
SECTION 5.8.  DELIVERY OF PURCHASED SECURITIES................................18
SECTION 5.9.  GENERAL.........................................................18
SECTION 5.10. SHAREHOLDER APPROVAL............................................18
SECTION 5.11. MINIMUM OFFERING................................................18
SECTION 5.12  FILING OF CERTIFICATE OF DESIGNATION............................18
SECTION 5.13  AUDITORS REPORT.................................................18
SECTION 5.14  INFORMATION RIGHTS..............................................18

ARTICLE VI    COVENANTS.......................................................19

SECTION 6.1   FORM D; BLUE SKY LAWS...........................................19
SECTION 6.2   REPORTING STATUS................................................19
SECTION 6.3   USE OF PROCEEDS.................................................19
SECTION 6.4   EXPENSES........................................................19
SECTION 6.5   FINANCIAL INFORMATION...........................................19
SECTION 6.6   RESERVATION OF SHARES...........................................20
SECTION 6.7   LISTING.........................................................20
SECTION 6.8   CORPORATE EXISTENCE.............................................20
SECTION 6.9   NO INTEGRATED OFFERINGS.........................................20
SECTION 6.10  LEGAL COMPLIANCE................................................20
SECTION 6.11  REGISTRATION ON FORM S-3........................................21
SECTION 6.12  CONDUCT OF BUSINESS.............................................21
SECTION 6.13. BOARD SEATS.....................................................21
SECTION 6.14. SUBSEQUENT OFFERING.............................................21

ARTICLE VII   TRANSFER AGENT INSTRUCTIONS.....................................21

ARTICLE VIII  CONDITIONS TO THE COMPANY'S OBLIGATIONS.........................22

SECTION 8.1.  RELATED AGREEMENTS..............................................22
SECTION 8.2.  REPRESENTATIONS AND WARRANTIES; SATISFACTION OF CONDITIONS;
              OFFICER'S CERTIFICATE...........................................22
SECTION 8.3.  LEGALITY; GOVERNMENTAL AND OTHER AUTHORIZATIONS.................23

ARTICLE IX    SUBSEQUENT HOLDERS OF PURCHASED SECURITIES......................23

ARTICLE X     INDEMNITY.......................................................23

SECTION 10.1. INDEMNIFICATION.................................................23
SECTION 10.2. TRANSACTION COSTS...............................................24
SECTION 10.3. PROCEDURES......................................................24
SECTION 10.4. SURVIVAL OF OBLIGATIONS.........................................25

ARTICLE XI    NOTICES.........................................................25

ARTICLE XII   TERMINATION; SURVIVAL...........................................26

SECTION 12.1. TERMINATION.....................................................26
SECTION 12.2. EFFECT OF TERMINATION...........................................26
SECTION 12.3. SURVIVAL........................................................27

ARTICLE XIII  AMENDMENTS AND WAIVERS..........................................27

ARTICLE XIV   CHOICE OF LAW; SUBMISSION TO JURISDICTION AND WAIVER
              OF JURY TRIAL...................................................27

SECTION 14.1. GOVERNING LAW...................................................27
SECTION 14.2. EQUITABLE REMEDIES..............................................28

ARTICLE XV    CONFIDENTIALITY; RIGHT TO PUBLICIZE.............................28

ARTICLE XVI   ENTIRE AGREEMENT; COUNTERPARTS; SECTION HEADINGS................29

                                LIST OF EXHIBITS

EXHIBIT A  Form of Certificate of Designation
EXHIBIT B Registration Rights Agreement and form of Counterpart Signature Pages EXHIBIT C Form of Warrant
EXHIBIT D  Form of Company Counsel Opinion
EXHIBIT E  Form of Escrow Agreement
EXHIBIT F  Form of Management Rights Letter/SCP
EXHIBIT G  Form of Investor Rights Letter/Tandem
EXHIBIT H  Form of Investor Rights Letter/Mellon

                                LIST OF SCHEDULES

Schedule 2.1  Purchased Securities
Schedule 3.4  Capitalization
Schedule 3.9  Litigation

                          SECURITIES PURCHASE AGREEMENT

         THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") dated as of April 2___, 2001 among AirNet Communications Corporation, a Delaware corporation (the "Company"), and THE SEVERAL PURCHASERS NAMED IN Schedule 2.1, as amended and supplemented from time to time (each a "Purchaser" and collectively, the "Purchasers").

         WHEREAS, the Company wishes to issue and sell to the Purchasers shares of the Company's authorized but unissued Series B Convertible Preferred Stock, $0.01 par value per share (the "Preferred Shares") and warrants to purchase shares of the Company's authorized but unissued Common Stock, $0.001 par value per share (the "Warrants" and, together with the Preferred Shares, collectively the "Purchased Securities"); and

         WHEREAS, the Purchasers, severally and not jointly, wish to purchase the Purchased Securities on the terms and subject to the conditions set forth in this Agreement.

         NOW THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         For all purposes of this Agreement the following terms shall have the meanings set forth in this Article I:

         "Affiliate" means, as applied to the Company or any other specified Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or other specified Person). For purposes of this definition, "control" (including the terms "controlling" and "controlled") means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, no Purchaser shall be considered an "Affiliate" of the Company under this Agreement.

         "Blue Sky Filings" has the meaning specified in Section 3.5 of this Agreement.

         "Business Day" means any day other than a Saturday, Sunday or a legal holiday in Miami, Florida or any other day on which commercial banks in such State are authorized by law or government decree to close.

         "Capital Securities" means, as to any Person that is a corporation, the authorized shares of such Person's capital stock, including all classes of common, preferred, voting and nonvoting capital stock, and, as to any Person that is not a corporation or an individual, the ownership shares in such Person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such Person, whether or not such shares include voting or similar rights entitling the holder thereof to exercise control over such Person.

         "Certificate of Designation" means the Series B Convertible Preferred Stock Certificate of Designation, as filed with the Delaware Secretary of State on or before the Closing Date, in the form of Exhibit A hereto.

         "Charter" means, as to a corporation, the articles or certificate of incorporation, as to a general or limited partnership, the joint venture or partnership agreement or articles or other organizational document, as to a limited liability company, the operating or limited liability company agreement or articles or certificate of formation, and as to any other Person other than an individual, any statute, articles or other organizational document, each as from time to time amended or modified.

         "Closing" has the meaning specified in Section 2.2 of this Agreement.

         "Closing Date" has the meaning specified in Section 2.2 of this Agreement.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Common Stock" has the meaning specified in Section 3.4 of this Agreement.

         "Company" has the meaning specified in the introduction to this Agreement.

         "Consents" means all consents and approvals of Governmental Authorities or other third parties necessary to authorize, approve or permit the Person indicated to consummate the transactions contemplated hereby.

         "Convertible Securities" means securities, obligations, rights, agreements or arrangements that are exercisable for, convertible into or exchangeable for shares of Common Stock. The term includes the Purchased Securities, and any options, warrants or other rights to subscribe for or purchase Common Stock or to subscribe for or purchase other Capital Securities or obligations that are, directly or indirectly, convertible into or exchangeable for Common Stock.

         "Damages" has the meaning specified in Section 8.1 of this Agreement.

         "Escrow Agreement" means the Closing Escrow Agreement dated as of the date hereof among the Company, the Purchasers and SunTrust Bank, as Escrow Agent, in the form of Exhibit E hereto.

         "Governmental Authority" means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government (foreign, federal, local or otherwise) and shall include any international regulatory or trade body or organization.

         "Indemnitee" has the meaning specified in Section 8.1 hereof.

         "Law" means applicable common law and any statute, ordinance, code or other law, rule, permit, permit condition, regulation, order, decree, technical or other standard, requirement or procedure enacted, adopted, promulgated, applied or followed by any Governmental Authority.

         "License" means a license, permit, certificate of authority, waiver, approval, certificate of public convenience and necessity, registration or other authorization, consent or clearance to transact an activity or operate a business, or to use an asset or process, in each case issued or granted by a Governmental Authority.

         "Lien" means (a) any encumbrance, mortgage, pledge, lien, charge or other security interest of any kind upon any property or assets of any character, or upon the income or profits therefrom; (b) any acquisition of or agreement to have an option to acquire any property or assets upon conditional sale or other title retention agreement, device or arrangement (including a capitalized lease); or (c) any sale, assignment, pledge or other transfer for security of any accounts, general intangibles or chattel paper, with or without recourse.

         "Material Adverse Effect" means (a) an adverse effect on the validity or enforceability of this Agreement or any of the Related Agreements in any material respect, (b) a material adverse effect on the condition (financial or other), business, results of operations, ability to conduct business, properties or prospects of the indicated Person (and its subsidiaries, if any), or (c) an impairment of the ability of the indicated Person (and its subsidiaries, if any) to fulfill its obligations under this Agreement or any of the Related Agreements in any material respect.

         "Person" means an individual, partnership, limited liability company, corporation, association, trust, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision thereof.

         "Preferred Shares" has the meaning specified in the Recitals to this Agreement.

         "Purchased Securities" has the meaning specified in the Recitals to this Agreement.

         "Purchasers" has the meaning specified in the introduction to this Agreement.

         "Registration Rights Agreement" means the existing Second Amended and Restated Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement dated as of September 7, 1999 among the Company and the Persons named therein, and the counterpart signature pages to be signed by the Company and the Purchasers, each in the form of Exhibit B hereto.

         "Related Agreements" means the Warrants, the Registration Rights Agreement and the Certificate of Designation.

         "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

         "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

         "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Taxes" or "Tax" means (A) all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) upon the Company with respect to all periods or portions thereof ending on or before the date hereof and/or (B) any liability of the Company for the payment of any amounts of the type described in the immediately preceding clause (A) as a result of being a member of an affiliated or combined group.

         "Transaction Costs" means any and all costs, fees and expenses incurred by the Company or any of the Purchasers in connection with the transactions contemplated herein, including reasonable hourly fees and disbursements of attorneys and accountants for the Purchasers.

         "Warrants" has the meaning specified in the Recitals to this Agreement, which shall be issued in the form of Exhibit C hereto.

         When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Unless the context otherwise requires, the terms defined hereunder shall have the meanings therein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The use of a gender herein shall be deemed to include the neuter, masculine and feminine genders whenever necessary or appropriate. Whenever the word "herein" or "hereof" is used in this Agreement, it shall be deemed to refer to this Agreement and not to a particular Section of this Agreement unless expressly stated otherwise.

                                   ARTICLE II

                    SALE AND PURCHASE OF PURCHASED SECURITIES

         SECTION 2.1. Sale and Purchase of Purchased Securities. Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth herein, including, without limitation, the satisfaction by the Company of the conditions set forth in Article VI hereof, the Company agrees to issue and sell to each Purchaser and each Purchaser, severally, and not jointly, agrees to purchase from the Company, (x) at a price of $31.40 per share, that number of Preferred Shares set forth opposite the name of such Purchaser on Schedule 2.1 hereto, each Preferred Share convertible, initially, into ten (10) shares of Common Stock at an initial conversion price of $3.14 per share, and (y) Warrants to purchase, at an exercise price of $3.14 per share, that number of shares of Common Stock set forth opposite the name of such Purchaser on Schedule 2.1 for a price of $100.00 in the aggregate (which price will be reported by such Purchaser as the purchase price for such Warrants for federal, state and local tax purposes). The sale of the Purchased Securities, as set forth opposite the name of each Purchaser on Schedule 2.1 hereto to each Purchaser at the Closing shall constitute a separate sale hereunder.

         SECTION 2.2.  Escrow; Closing.

         (a) The aggregate purchase price payable by each Purchaser shall be deposited by such Purchaser on the date of this Agreement into an escrow account ("Escrow Account") maintained under the Escrow Agreement; provided, however, that the obligation of SCP Private Equity Partners II, L.P. and Tandem PCS Investments, L.P. (each as one of the Purchasers) to fund up to five million dollars ($5,000,000) of its portion of the Escrow Account may be deferred for a period of up to eleven (11) Business Days after the date hereof. The aggregate amount of funds deposited by the Purchasers into the Escrow Account (the "Escrowed Funds"), shall be held, invested, administered and distributed by the escrow agent (the "Escrow Agent") at the Closing in accordance with the Escrow Agreement.

         (b) The closing of the purchase and sale of the Purchased Securities (the "Closing") will take place at the offices of Edwards & Angell, LLP, 250 Royal Palm Way, Suite 300, Palm Beach, Florida within two (2) Business Days following the satisfaction (or waiver) of all conditions to the obligations of the parties hereunder, or at such other place, time or date as the Company and the Purchasers may agree (the date of the Closing being referred to herein as the "Closing Date"). At the Closing, the Company will issue, sell and deliver to the Purchasers, and the Purchasers shall, severally, and not jointly, purchase or acquire from the Company that number of Preferred Shares and the Warrant to purchase that number of shares of Common Stock set forth opposite the name of such Purchaser on Schedule 2.1, against payment of the aggregate purchase price therefor set forth opposite the name of such Purchaser on Schedule 2.1. Payment of the aggregate purchase price shall be made by the Escrow Agent to the Company on behalf of each such Purchaser out of the Escrow Account by wire transfer in immediately available funds upon written instructions of the Company in accordance with the terms of the Escrow Agreement. The Purchased Securities will be issued on the Closing Date, and registered to the applicable Purchaser in the Company's records, in the amounts designated on Schedule 2.1 hereto.

         SECTION 2.3. Use of Proceeds. The proceeds from the sale of the Purchased Securities hereunder shall be used by the Company to pay Transaction Costs and for working capital and general corporate purposes, as determined from time to time by the Company's Board of Directors.

         SECTION 2.4. Consummation of Transactions . Each party shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable and consistent with applicable law to carry out all of their respective obligations under this Agreement and to consummate the transactions, which efforts shall include, without limitation, the following:

         (i) The parties shall use all commercially reasonable efforts to cause the Closing to occur and the transactions to be consummated in accordance with the terms hereof. Without limiting the generality of the foregoing, the Company and the Purchasers, respectively, shall obtain all necessary Consents, including the approval of this Agreement and the transactions by the Company's shareholders and by all Governmental Authorities, and make all filings with and to give all notices to third parties which may be necessary or reasonably required in order for the parties to consummate the transactions.

         (ii) Each party shall furnish to the other party all information concerning such party and its Affiliates reasonably required for inclusion in any application or filing to be made by such party or any other party in connection with the transactions.

         (iii) Upon the request of any other party, each party shall forthwith execute and deliver, or cause to be executed and delivered, such further instruments of assignment, transfer, conveyance, endorsement, direction or authorization and other documents as may reasonably be requested by such party in order to effectuate the purposes of this Agreement.

         (iv) Each Purchaser who is a current stockholder of the Company agrees to vote its shares of voting stock of the Company to approve the transactions contemplated by this Agreement in connection with the Company's contemplated solicitation of shareholder approval pursuant to Section 5.10 hereof.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         In order to induce the Purchasers to enter into this Agreement and to purchase the Purchased Securities, the Company hereby represents and warrants that as of the Closing:

         SECTION 3.1. Organization and Qualification. The Company and each of its subsidiaries is a corporation duly organized and existing in good standing under the laws of the jurisdiction in which it is incorporated, and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company and each of its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary and where the failure so to qualify would have a Material Adverse Effect with respect to the Company.

         SECTION 3.2. Authorization; Enforcement. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Related Agreements, to issue and sell the Purchased Securities in accordance with the terms hereof, to issue the shares of Common Stock issuable upon conversion of the Preferred Shares in accordance with the terms thereof, and to issue the shares of Common Stock upon exercise of the Warrants in accordance with the terms thereof; (ii) the execution, delivery and performance of this Agreement and the Related Agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Preferred Shares and the Warrants and the issuance and reservation for issuance of the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants) have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, any or committee of the Board of Directors is required, and (iii) this Agreement constitutes, and, upon execution and delivery by the Company of the Registration Rights Agreement, the Preferred Shares and the Warrants, such agreements will constitute, valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

         SECTION 3.3.  Intentionally Omitted.

         SECTION 3.4. Capitalization. The capitalization of the Company as of the date hereof, including the authorized capital stock, the number of shares issued and outstanding, the number of shares issuable and reserved for issuance pursuant to the Company's stock option plans, the number of shares issuable and reserved for issuance pursuant to securities (other than the Preferred Shares and the Warrants) exercisable or exchangeable for, or convertible into, any shares of capital stock and the number of shares to be reserved for issuance upon conversion of the Preferred Shares and exercise of the Warrants is set forth on Schedule 3.4. All of such outstanding shares of capital stock have been, or upon issuance, will be, validly issued, fully paid and non-assessable. No shares of capital stock of the Company (including the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants) are subject to preemptive rights or any other similar rights of the stockholders of the Company or any Liens. Except for the Purchased Securities (including the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants) and as set forth on Schedule 3.4, as of the date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares of Capital Securities of the Company or any of its subsidiaries, or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of Capital Securities of the Company or any of its subsidiaries, nor are any such issuances or arrangements contemplated, and (ii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of its or their Capital Securities under the Securities Act (except the Second Amended and Restated Shareholders' and Registration Rights Agreement dated as of April 16, 1997 and amended as of September 20, 1999, and the Second Amended and Restated Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement dated as of September 7, 1999 and amended as of September 20, 1999, between the Company and certain of its shareholders). Schedule 3.4 sets forth all of the Company issued securities or instruments containing anti-dilution or similar provisions that will be triggered by, and all of the resulting adjustments that will be made to such securities and instruments as a result of, the issuance of the Purchased Securities (including the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants) in accordance with the terms of this Agreement or any of the Related Agreements. The Company has furnished to the Purchasers true and correct copies of the Company's Certificate of Incorporation as in effect on the date hereof ("Certificate of Incorporation"), the Company's By-laws as in effect on the date hereof (the "By-laws"), and all other instruments and agreements governing securities convertible into or exercisable or exchangeable for capital stock of the Company.

         SECTION 3.5. Issuance of Shares. The shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants are duly authorized and reserved for issuance, and, upon conversion of the Preferred Shares and exercise of the Warrants in accordance with the terms thereof, will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances and will not be subject to preemptive rights, rights of first refusal or other similar rights of stockholders of the Company and will not impose personal liability upon the holder thereof.

         SECTION 3.6. No Conflicts. The execution, delivery and performance of this Agreement and the Related Agreements by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance, as applicable, of the Preferred Shares, the Warrants, the shares of Common Stock issuable upon conversion of the Preferred Shares and the shares of Common Stock issuable upon exercise of the Warrants will not (i) result in a violation of the Certificate of Incorporation or By-laws or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment (including, without limitation, the triggering of any anti-dilution provisions), acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and rules or regulations of any self-regulatory organizations to which either the Company or its securities are subject) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected (except, with respect to clause (ii), for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company). Neither the Company nor any of its subsidiaries is in violation of its Certificate of Incorporation, By-laws or other organizational documents and neither the Company nor any of its subsidiaries is in default (and no event has occurred which, with notice or lapse of time or both, would put the Company or any of its subsidiaries in default) under, nor has there occurred any event giving others (with notice or lapse of time or both) any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, except for actual or possible violations, defaults or rights that would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. The businesses of the Company and its subsidiaries are not being conducted, and shall not be conducted so long as the Purchasers own any of the Purchased Securities (including the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants), in violation of any law, ordinance or regulation of any governmental entity, except for possible violations the sanctions for which either singly or in the aggregate would not have a Material Adverse Effect with respect to the Company. Except as specifically contemplated by this Agreement and the Registration Rights Agreement, the Company is not required to obtain any consent, approval, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under this Agreement or any of the Related Agreements, in each case in accordance with the terms hereof or thereof. The Company is not in violation of the listing requirements of the NASDAQ National Market ("NASDAQ") and does not reasonably anticipate that the Common Stock will be delisted by NASDAQ for the foreseeable future.

         SECTION 3.7. SEC Documents, Financial Statements. Since December 6, 1999, the Company has timely filed (within applicable extension periods) all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of Sections 13, 14 and 15(d) of the Securities Exchange Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings made prior to the date hereof). As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable with respect thereto. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to immaterial year-end audit adjustments). Except as set forth in the financial statements of the Company included in the SEC Documents filed prior to the date hereof, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the date of such financial statements and (ii) obligations under contracts, leases and commitments incurred in the ordinary course of business and not required under GAAP to be reflected in such financial statements, which liabilities and obligations referred to in clauses (i) and
(ii), individually or in the aggregate, are not material to the financial condition or operating results of the Company.

         SECTION 3.8. Absence of Certain Changes. Since November 14, 2000, there has been no material adverse change and no material adverse development in the business, properties, operations, prospects, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, except as disclosed in the draft filing on Form 10-K ("Draft 10-K") for the year ended December 31, 2000, in the SEC Documents filed on or before the date hereof or in this Agreement and the Schedules hereto.

         SECTION 3.9. Absence of Litigation. Except as disclosed in the SEC Documents filed on or before the date hereof, the Draft 10-K, or in this Agreement and in Schedule 3.9 hereto, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body, including, without limitation, the Securities and Exchange Commission or NASDAQ, pending or, to the knowledge of the Company or any of its subsidiaries, threatened against or affecting the Company, any of its subsidiaries, or any of their respective directors or officers in their capacities as such. To the best knowledge of the Company, there are no facts which, if known by a potential claimant or governmental authority, could give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect with respect to the Company.

         SECTION 3.10. Intellectual Property. To the best knowledge of the Company, each of the Company and its subsidiaries owns or is licensed to use all patents, patent applications, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, permits, inventions, discoveries, processes, scientific, technical, engineering and marketing data, object and source codes, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other similar rights and proprietary knowledge necessary for the conduct of its business as now being conducted (collectively, "Intangibles"). To the best knowledge of the Company, neither the Company nor any subsidiary of the Company infringes or is in conflict with any right of any other person with respect to any Intangibles which, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect with respect to the Company. Neither the Company nor any of its subsidiaries has received written notice of any pending conflict with or infringement upon such third party Intangibles. Neither the Company nor any of its subsidiaries has entered into any consent agreement, indemnification agreement, forbearance to sue or settlement agreement with respect to the validity of the Company's or its subsidiaries' ownership or right to use its Intangibles and there is no reasonable basis for any such claim to be successful. To the best knowledge of the Company, the Intangibles are valid and enforceable and no registration relating thereto has lapsed, expired or been abandoned or canceled or is the subject of cancellation or other adversarial proceedings, and all applications therefor are pending and in good standing, except for any registration or application, the loss of which would not individually or in the aggregate have a Material Adverse Effect on the Company. The Company and its subsidiaries have complied, in all material respects, with their respective contractual obligations relating to the protection of the Intangibles used pursuant to licenses. To the best knowledge of the Company, no person is infringing on or violating the Intangibles owned or used by the Company or its subsidiaries.

         SECTION 3.11. Foreign Corrupt Practices. Neither the Company, nor any of its subsidiaries, nor any director, officer, agent, employee or other person acting on behalf of the Company or any subsidiary has, in the course of his actions for, or on behalf of, the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

         SECTION 3.12. Disclosure. All information relating to or concerning the Company set forth in this Agreement or provided to the Purchaser pursuant to
Section 4.5 hereof or otherwise in connection with the transactions contemplated hereby is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading. Except for confidential information disclosed to the Purchasers, no event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial conditions, which has not been publicly disclosed but, under applicable law, rule or regulation, would be required to be disclosed by the Company in a registration statement filed on the date hereof by the Company under the Securities Act with respect to a primary issuance of the Company's securities.

         SECTION 3.13. Acknowledgment Regarding Purchasers' Purchase of the Purchased Securities. The Company acknowledges and agrees that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement or the transactions contemplated hereby, the relationship between the Company and each Purchaser is "arms-length" and any statement made by any Purchaser or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Purchaser's purchase of the Purchased Securities and has not been relied upon by the Company, its officers or directors in any way. The Company further acknowledges that the Company's decision to enter into this Agreement has been based solely on an independent evaluation by the Company and its representatives.

         SECTION 3.14. Listing. Prior to the Closing Date, the Company will secure the listing of the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants upon each national securities exchange or automated quotation system upon which shares of Common Stock are currently listed (subject to official notice of issuance).

         SECTION 3.15. Form S-3 Eligibility. The Company is eligible to register the resale of its Common Stock on a registration statement on Form S-3 under the Securities Act. There exist no facts or circumstances that would prohibit or delay the preparation and filing of a registration statement on Form S-3 with respect to the Registrable Securities (as defined in the Registration Rights Agreement), other than notice requirements set forth in the Company's Registration Rights Agreements. The Company has no basis to believe that its past or present independent public auditors will withhold their consent to the inclusion, or incorporation by reference, of their audit opinion concerning the Company's financial statements which are included in the registration statement required to be filed pursuant to the Registration Rights Agreement.

         SECTION 3.16. No General Solicitation. Neither the Company nor any distributor participating on the Company's behalf in the transactions contemplated hereby (if any) nor any person acting for the Company, or any such distributor, has conducted any "general solicitation," as such term is defined in Regulation D, with respect to any of the Purchased Securities being offered hereby.

         SECTION 3.17. No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would require registration of the Purchased Securities being offered hereby under the Securities Act or cause this offering of Purchased Securities to be integrated with any prior offering of securities of the Company for purposes of the Securities Act, the result of such integration which would require registration under the Securities Act, or any applicable stockholder approval provisions, including, without limitation, Rule 4350(i) of the NASD or any similar rule.

         SECTION 3.18. No Brokers. The Company has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments by any Purchaser relating to this Agreement or the transactions contemplated hereby.

         SECTION 3.19. Securities Laws. The offer, issuance and sale of the Purchased Securities (including shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants), in each case without registration, will not violate the Securities Act, or any applicable state securities or "blue sky" laws.

         SECTION 3.20. Title. The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and merchantable title to all personal property owned by them that is material to the business of the Company and its subsidiaries, in each case free and clear of all Liens, except such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

         SECTION 3.21. Tax Status. Except as set forth in the SEC Documents, the Company and each of its subsidiaries has made or filed all foreign, U.S. federal, state and local income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim. The Company has not executed a waiver with respect to any statute of limitations relating to the assessment or collection of any federal, state or local tax. None of the Company's tax returns is presently being audited by any taxing authority.

         SECTION 3.22. Environmental Matters. There is no environmental litigation or other environmental proceeding pending or threatened by any governmental regulatory authority or others with respect to the current or any former business of the Company or any partnership or joint venture currently or at any time affiliated with the Company. To the best knowledge of the Company, no state of facts exists as to environmental matters or Hazardous Substances (as defined below) that involves the reasonable likelihood of a material capital expenditure by the Company or that may otherwise have a Material Adverse Effect with respect to the Company. To the best knowledge of the Company, no Hazardous Substances have been treated, stored or disposed of, or otherwise deposited, in or on the properties owned or leased by the Company or by any partnership or joint venture currently or at any time affiliated with the Company in violation of any applicable environmental laws, during the time the Company has owned or leased such properties. The environmental compliance programs of the Company comply in all respects with all environmental laws, whether federal, state or local, currently in effect. As used herein, "Hazardous Substances" means any substance, waste, contaminant, pollutant or material that has been determined by any governmental authority to be capable of posing a risk of injury to health, safety, property or the environment.

         SECTION 3.23. Insurance. The Company has in force fire, casualty, product liability and other insurance policies, with extended coverage, sufficient in amount to allow it to replace any of its material properties or assets which might be damaged or destroyed or sufficient to cover liabilities to which the Company may reasonably become subject, and such types and amounts of other insurance with respect to its business and properties, on both a per occurrence and an aggregate basis, as are customarily carried by persons engaged in the same or similar business as the Company. No default or event has occurred that could give rise to a default under any such policy.

         SECTION 3.24. Compliance With Laws. The Company and its subsidiaries have complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state or local statute, law or regulation (including, without limitation, the Occupational Safety and Health Act and the Americans with Disabilities Act) with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply, violations or notices of violations which, individually or in the aggregate, do not have and are not reasonably likely to have a Material Adverse Effect with respect to the Company. Neither Company nor any of its subsidiaries has received any written notice of any actual, alleged or potential obligation on the part of Company or any of its subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature relating to the business of Company or any of its subsidiaries or their respective assets in connection with any violation or alleged violation of applicable law (including, without limitation, the Occupational Safety and Health Act and the Americans with Disabilities Act), except any violation or alleged violation that does not have, and is not reasonably likely to have, a Material Adverse Effect with respect to the Company.

         SECTION 3.25. Interested Party Transactions. Except for transactions described in the Company's SEC Documents, the Draft 10-K and its most recent Annual Report on Form 10-K filed on or prior to the date hereof, and except for the transactions contemplated by this Agreement, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

                                   ARTICLE IV

                           PURCHASERS' REPRESENTATIONS

         Each of the Purchasers hereby, severally and not jointly, represents and warrants to the Company that:

         SECTION 4.1. Investment Intent. Such Purchaser is (i) an "accredited investor" as defined in Regulation D of the Securities Act and (ii) acquiring the Purchased Securities to be purchased by it pursuant to Article II hereof for investment and not with a view to the distribution thereof.

         SECTION 4.2. Authorization. The execution, delivery and performance by such Purchaser of this Agreement and of each Related Agreement to which such Purchaser is a party (a) are within such Purchaser's power and authority, (b) have been duly authorized by all necessary corporate, stockholder and other proceedings, as the case may be, and (c) do not and will not result in the creation of any Lien upon any of such Purchaser's property or conflict with or result in any breach of any provision of such Purchaser's Charter or by-laws or any Law, License, agreement or instrument to which such Purchaser is subject, other than those conflicts or breaches that are not reasonably expected to have a Material Adverse Effect with respect to such Purchaser.

         SECTION 4.3. Enforceability. This Agreement is and, when executed and delivered, each Related Agreement to which such Purchaser is a party will be, legally binding obligations of such Purchaser, enforceable against it in accordance with the respective terms and provisions hereof and thereof.

         SECTION 4.4. Exemption. Such Purchaser understands that the Purchased Securities are not, and any Common Stock acquired on conversion, exercise or otherwise pursuant to the terms thereof at the time of issuance will not be, registered under the Securities Act on the grounds that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to section 4(2) thereof, and that the Company's reliance on such exemption is predicated on such Purchaser's representations set forth herein.

         SECTION 4.5. Experience. Such Purchaser is experienced in evaluating and investing in technology companies such as the Company, is familiar with the risks associated with the business and operations of companies that operate in similar lines of business, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment, including the potential loss of its investment. Such Purchaser represents that it has had, during the course of the transaction and prior to its purchase of the Purchased Securities, the opportunity to request information from and ask questions of the Company and its officers, employees and agents concerning the Company, its assets, business and operations and to receive information and answers to such requests and questions.

         SECTION 4.6. Restrictions on Resale. Such Purchaser understands that the Purchased Securities (and any Common Stock issued on conversion or exercise thereof) may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Purchased Securities (or the Common Stock issued on conversion or exercise thereof) or an available exemption from registration under the Securities Act, or sold under and in compliance with Rule 144 promulgated under the Securities Act (or a successor rule) ("Rule 144"), the Purchased Securities (and any Common Stock issued on conversion or exercise thereof) must be held indefinitely. Such Purchaser agrees that in no event will it make a transfer or disposition of any of the Purchased Securities or Common Stock issued upon conversion or exercise thereof (other than pursuant to an effective registration statement under the Securities Act), unless and until (i) such Purchaser shall have notified the Company of the proposed disposition and (ii) if requested by the Company, such Purchaser shall have furnished to the Company at the expense of such Purchaser or its transferee, an opinion of counsel reasonably satisfactory to the Company to the effect that such transfer may be made without registration under the Securities Act. Such Purchaser agrees that any certificate or instrument evidencing the Purchased Securities will contain a legend to such effect.

         SECTION 4.7. Legends. The Purchasers understand that the Purchased Securities and, until such time as the shares of Common Stock issuable upon conversion of the Preferred Shares and upon conversion of the Warrants have been registered under the Securities Act (including registration pursuant to Rule 416 thereunder) as contemplated by the Registration Rights Agreement or otherwise may be sold, and are being sold, by the Purchasers under Rule 144, the certificates for such shares of Common Stock may bear a restrictive legend in substantially the following form:

                  The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state of the United States or in any other jurisdiction. The securities represented hereby may not be offered, sold or transferred in the absence of an effective registration statement for the securities under applicable securities laws unless offered, sold or transferred pursuant to an available exemption from the registration requirements of those laws; provided the availability of such exemption is confirmed by an opinion of counsel, acceptable to the Company, delivered to the Company.

         The Company agrees that it shall, immediately prior to the Registration Statement (as defined in the Registration Rights Agreement) being declared effective, deliver to its transfer agent an opinion letter of counsel, opining that at any time the Registration Statement is effective, the transfer agent shall issue, in connection with the issuance of shares of Common Stock issuable by the Company upon conversion of the Preferred Shares and upon exercise of the Warrants, certificates representing such shares of Common Stock without the restrictive legend above, provided such shares of Common Stock are to be sold pursuant to the prospectus contained in the Registration Statement. Upon receipt of such opinion, the Company shall cause the transfer agent to confirm, for the benefit of the holders, that no further opinion of counsel is required at the time of transfer in order to issue such shares without such restrictive legend.

         The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any security upon which it is stamped, if, unless otherwise required by state securities laws, (a) the sale of such security is registered under the Securities Act (including registration pursuant to Rule 416 thereunder) as contemplated by the Registration Rights Agreement; (b) such holder provides the Company with an opinion of counsel, acceptable to the Company, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Security may be made without registration under the Securities Act; or (c) such holder provides the Company with reasonable assurances that such security can be sold under Rule 144. In the event the above legend is removed from any security and thereafter the effectiveness of a registration statement covering such security is suspended or the Company determines that a supplement or amendment thereto is required by applicable securities laws, then upon reasonable advance written notice to the Purchasers the Company may require that the above legend be placed on any such security that cannot then be sold pursuant to an effective registration statement or under Rule 144 and the Purchasers shall cooperate in the replacement of such legend. Such legend shall thereafter be removed when such security may again be sold pursuant to an effective registration statement or under Rule 144.

                                    ARTICLE V

                  CONDITIONS TO THE PURCHASERS' OBLIGATIONS TO
                             PURCHASE AT THE CLOSING

         Each Purchaser's obligation to purchase the Purchased Securities at the Closing, allocated to it as set forth on Schedule 2.1 pursuant to Section 2.2 of this Agreement is subject to compliance by the Company with its agreements and representations herein contained, and to the satisfaction, on or prior to the Closing Date, of the following conditions:

         SECTION 5.1. Related Agreements. Each of the Related Agreements shall have been executed and delivered by the Company and the other Purchasers, as applicable, in a form provided for herein, and each of the Related Agreements shall be in full force and effect and no term or condition hereof or thereof shall have been amended, modified or waived except with the prior written consent of each of the Purchasers. All covenants, agreements and conditions contained herein and in the Related Agreements which are to be performed or complied with on or prior to the Closing Date shall have been performed or complied with in all respects.

         SECTION 5.2. Charter Documents; Good Standing Certificates. The Purchasers shall have received from the Company (a) a copy of the Company's Charter, certified by the Delaware Secretary of State to be true and complete as of a date no more than five (5) days prior to the Closing Date, (b) a copy, certified by the Secretary of the Company to be true and complete as of the Closing Date, of the by-laws thereof; and (c) a certificate, dated not more than five (5) days prior to the Closing Date, of the relevant Governmental Authority or other appropriate official of each state in which the Company is incorporated or qualified to do business, as to the Company's corporate good standing in such state or qualification to do business, as the case may be.

         SECTION 5.3. Proof of Corporate Action. The Purchasers shall have received from the Company copies certified by the Secretary or other appropriate officer thereof to be true and complete as of the Closing Date, of the records of all corporate action taken to authorize the execution, delivery and performance of this Agreement and each of the Related Agreements to which the Company is a party.

         SECTION 5.4. Incumbency Certificate. The Purchasers shall have received from the Company an incumbency certificate, dated the Closing Date, signed by a duly authorized officer thereof and giving the name and bearing a specimen signature of each individual who shall be authorized to sign, in the name and on behalf of the Company, this Agreement and each of the Related Agreements to which the Company is or is to become a party, and to give notices and to take other action on behalf of the Company under each of such documents.

         SECTION 5.5. Legal Opinion. The Purchasers shall have received from Edwards & Angell, LLP, counsel to the Company, a legal opinion in the form attached hereto as Exhibit D.

         SECTION 5.6. Legality; Governmental and Other Authorizations. The purchase of the Purchased Securities by the Purchasers shall not be prohibited by any Law and shall not subject the Purchasers, or any of them, to any penalty, special tax, or other onerous condition. No preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority, shall be in effect that would impose material limitations on the ability of any party to consummate the transactions contemplated herein or prohibit such consummation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements, shall have been duly obtained or made and shall be in full force and effect other than the Blue Sky Filings.

         SECTION 5.7. Payment of Certain Fees and Disbursements. Each Purchaser shall have been reimbursed all Transaction Costs incurred by it through the Closing Date.

         SECTION 5.8. Delivery of Purchased Securities. Each Purchaser shall have received from the Company certificates evidencing the Preferred Shares and instruments evidencing the Warrants to be issued and sold to such Purchaser as of the Closing Date and registered in the name of such Purchaser.

         SECTION 5.9. General. The Purchasers shall have received copies of all documents, including, without limitation, records of corporate or other proceedings, the opinion of counsel contemplated in Section 5.5 hereof, and any Consents required to be secured by the Company in connection with the transactions contemplated herein.

         SECTION 5.10. Shareholder Approval. The Company shall have obtained the approval of its shareholders with respect to the transactions contemplated hereby as required by the National Association of Securities Dealers ("NASD").

         SECTION 5.11. Minimum Offering. Each of the other Purchasers shall close concurrently, the transactions contemplated hereunder in accordance with the terms hereof, resulting in aggregate gross proceeds to the Company of at least $30,000,000 on the Closing Date, less reimbursement to the Purchasers for the Transaction Costs, in accordance with this Agreement and the terms of the Escrow Agreement.

         SECTION 5.12. Filing of Certificate of Designation. The Certificate of Designation shall have been filed with the Delaware Secretary of State and shall be in full force and effect.

         SECTION 5.13. Auditors Report. The Company shall have received from Deloitte & Touche, LLP, an unqualified auditors' report for the year ended December 31, 2000, a copy of which shall have been provided to each Purchaser.

         SECTION 5.14. Information Rights. Each of the management rights letter between the Company and SCP Private Equity Partners, II, L.P., the information rights letter between the Company and Tandem PCS Investments, L.P., and the information rights letter between the Company and Mellon Ventures, L.P. shall have been duly executed and delivered by the Company to the respective Purchaser party to such agreement, in a form provided for in Exhibits F, G and H respectively, and each such agreement shall be in full force and effect..

                                   ARTICLE VI

                                    COVENANTS

         SECTION 6.1. Form D; Blue Sky Laws. The Company shall file with the Securities and Exchange Commission a Form D with respect to the Purchased Securities as required under Regulation D and provide a copy thereof to the Purchasers promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Purchased Securities for sale to the Purchasers pursuant to this Agreement under applicable securities or "blue sky" laws of the states of the United States or obtain exemption therefrom, and shall provide evidence of any such action so taken to the Purchasers on or prior to the Closing Date.

         SECTION 6.2. Reporting Status. So long as any Purchaser beneficially owns any of the Purchased Securities, the Company shall timely file all reports required to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Securities Exchange Act even if the Securities Exchange Act or the rules and regulations thereunder would permit such termination. In addition, the Company shall take all actions necessary to meet the "registrant eligibility" requirements set forth in the general instructions to Form S-3 or any successor form thereto, to continue to be eligible to register the resale of its Common Stock on a registration statement on Form S-3 under the Securities Act.

         SECTION 6.3. Use of Proceeds. The Company shall use the proceeds from the sale of the Purchased Securities to pay Transaction Costs and for working capital and general corporate purposes.

         SECTION 6.4. Expenses. The Company shall pay to each Purchaser at the Closing, reimbursement for all Transaction Costs incurred by such Purchaser; provided, however, that Purchasers shall be permitted to deduct all of their respective Transaction Costs from the Purchase Price payable by such Purchaser for the Purchased Securities purchased by such Purchaser hereunder (with prior delivery to the Company of verifiable invoices for such Transaction Costs in reasonable detail).

         SECTION 6.5. Financial Information. The Company shall send (via electronic transmission or otherwise) the following reports to each Purchaser until such Purchaser transfers, assigns or sells all of its Purchased
Securities: (i) within ten (10) days after the filing with the Securities and Exchange Commission, a copy of its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, its proxy statements and any Current Reports on Form 8-K; and (ii) within one (1) day after release, copies of all press releases issued by the Company or any of its subsidiaries.

         SECTION 6.6. Reservation of Shares. The Company shall at all times have authorized and reserved for the purpose of issuance a sufficient number of shares of Common Stock to provide for the full conversion of the Preferred Shares and issuance of the shares of Common Stock issuable upon conversion pursuant to the terms thereof, and the full exercise of the Warrants and issuance of the shares of Common Stock issuable upon exercise thereof and as otherwise required by the Preferred Shares and the Warrants.

         SECTION 6.7. Listing. The Company shall maintain, so long as any Purchaser (or any of its affiliates) owns any Purchased Securities, the listing of all shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants on each national securities exchange or automated quotation system on which shares of Common Stock are currently listed. The Company will use its best efforts to continue the listing and trading of its Common Stock on NASDAQ, the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX") and will comply in all respects with the reporting, filing and other obligations under the bylaws or rules of the NASD and such exchanges, as applicable. The Company shall promptly provide to the Purchasers copies of any notices it receives regarding the continued eligibility of the Common Stock for trading on the NASDAQ or, if applicable, any securities exchange or automated quotation system on which securities of the same class or series issued by the Company are then listed or quoted, if any.

         SECTION 6.8. Corporate Existence. So long as any Purchaser beneficially owns any Purchased Securities, the Company shall maintain its corporate existence, and in the event of a merger, consolidation or sale of all or substantially all of the Company's assets, the Company shall ensure that the surviving or successor entity in such transaction (i) assumes the Company's obligations hereunder and under the Related Agreements regardless of whether or not the Company would have had a sufficient number of shares of Common Stock authorized and available for issuance in order to effect the conversion of all the Preferred Shares and exercise in full of all Warrants outstanding as of the date of such transaction and (ii) except in the event of a merger, consolidation of the Company into any other corporation, or the sale or conveyance of all or substantially all of the assets of the Company where the consideration consists solely of cash, the surviving or successor entity is a publicly traded corporation whose common stock is listed for trading on the NASDAQ, NYSE or AMEX.

         SECTION 6.9. No Integrated Offerings. The Company shall not make any offers or sales of any security (other than the Purchased Securities) under circumstances that would require registration of the Purchased Securities being offered or sold hereunder under the Securities Act or cause this offering of the Purchased Securities to be integrated with any other offering of securities by the Company for purposes of any stockholder approval provision applicable to the Company or its securities.

         SECTION 6.10. Legal Compliance. The Company shall conduct its business and the business of its subsidiaries in compliance with all laws, ordinances or regulations of governmental entities applicable to such businesses, except where the failure to do so would not have a Material Adverse Effect with respect to the Company.

         SECTION 6.11. Registration on Form S-3. As soon as practical following the Closing Date and the purchase of the Purchased Securities by the Purchasers, but in no event later than 45 days following the Closing Date, the Company will file with the SEC a registration statement on Form S-3 in order to register for resale the shares of Common Stock issuable upon conversion or exercise of the Purchased Securities and will take all commercially reasonable efforts to effect such registration as soon as practicable thereafter. The Purchasers acknowledge that the Company's filing of such registration statement will require prior notice to existing stockholders who are parties to registration rights agreements with the Company and that such stockholders may exercise their "piggyback" registration rights to participate and include shares of Common Stock they hold in such registration statement. The terms and conditions under which such registration will be effected shall be as set forth in the Registration Rights Agreement, except to the extent such terms and conditions are inconsistent with the provisions of this Section 6.11.

         SECTION 6.12. Conduct of Business. From the date of this Agreement to the Closing, the Company shall conduct its business, operations and activities only in the ordinary course of business and consistent with past practice, and shall cause all transactions relating thereto to be effected only in the ordinary course of business.

         SECTION 6.13. Board Seats. The Company shall use its best efforts, between the signing of this Agreement and the Closing Date, to obtain the written approval of the Nasdaq Stock Market or its Staff, under Rule 4351 of the NASD or such other rules as may apply, for an amendment to the Certificate of Designation providing for the right of the holders of the Preferred Shares to elect two (2) members of the Company's Board of Directors ("Directors") so long as there is outstanding any of the Preferred Shares originally issued on the Closing Date, one of which shall be designated by SCP Private Equity Partners, II, L.P. so long as it holds any of such Preferred Shares and one of which shall be designated by Tandem PCS Investments, L.P. so long as it holds any of such Preferred Shares, and if such approval is obtained, the Certificate of Designation shall be so amended by the Company before its filing with the Delaware Secretary of State.

         SECTION 6.14. Subsequent Offering. The Company agrees that without the prior written consent of each of the Purchasers, it will not issue additional shares of the Series B Convertible Preferred Stock at a price per share less than $31.40 or on terms more favorable to the purchasers of such additional shares than the terms contemplated hereby and by the Certificate of Designation.

                                   ARTICLE VII

                           TRANSFER AGENT INSTRUCTIONS

         (a) The Company shall instruct its transfer agent to issue certificates, registered in the name of the Purchasers or their nominee, for the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants in such amounts as specified from time to time by the Purchasers to the Company upon conversion of or otherwise pursuant to the Preferred Shares or upon exercise of the Warrants, as applicable.

         (b) The Company warrants that no instruction other than such instructions referred to in this Article VII, and stop transfer instructions to give effect to Section 4.7 hereof in the case of the transfer of the shares of Common Stock issuable upon conversion of the Preferred Shares or upon exercise of the Warrants prior to registration of such shares of Common Stock under the Securities Act or without an exemption therefrom, will be given by the Company to its transfer agent and that such securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the Registration Rights Agreement and permitted under applicable securities laws. Nothing in this Article VII shall affect in any way the Purchasers' obligations and agreement set forth in Section 4.7 hereof to resell such securities pursuant to an effective registration statement or under an exemption from the registration requirements of applicable securities law.

         (c) If any Purchaser provides the Company and the transfer agent with an opinion of counsel reasonably satisfactory to the Company, which opinion of counsel shall be in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that the shares of Common Stock issuable upon conversion of the Preferred Shares or upon exercise of the Warrants to be sold or transferred may be sold or transferred pursuant to an exemption from registration, the Company shall permit the transfer and, in the case of shares of Common Stock issuable upon conversion of the Preferred Shares or upon exercise of the Warrants, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by such Purchaser.

                                  ARTICLE VIII

                     CONDITIONS TO THE COMPANY'S OBLIGATIONS

         The Company's obligation to sell and issue the Purchased Securities pursuant to this Agreement is subject to compliance by the Purchasers with the agreements herein contained, and to the satisfaction on or prior to the Closing Date, of the following conditions:

         SECTION 8.1. Related Agreements. Each of the Related Agreements to which each Purchaser is a party shall have been executed by such Purchaser. All covenants, agreements and conditions contained in such Related Agreements which are to be performed or complied with by the Purchasers on or prior to the Closing Date shall have been performed or complied with by the Purchasers in all material respects.

         SECTION 8.2. Representations and Warranties; Satisfaction of Conditions; Officer's Certificate. The representations and warranties of the Purchasers contained herein shall be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. The Company shall have received on the Closing Date a certificate to such effect signed by an authorized officer of each Purchaser.

         SECTION 8.3. Legality; Governmental and Other Authorizations. The issuance and sale of the Purchased Securities by the Company shall not be prohibited by any Law and shall not subject the Company to any penalty, special tax, or other onerous condition. No preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority, shall be in effect that would impose material limitations on the ability of any party to consummate the transactions contemplated hereby or prohibit such consummation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of or with any other Person, with respect to any of the transactions contemplated by this Agreement or any of the Related Agreements, shall have been duly obtained or made and shall be in full force and effect other than the Blue Sky Filings.

                                   ARTICLE IX

                   SUBSEQUENT HOLDERS OF PURCHASED SECURITIES

         Whether or not any express assignment has been made in this Agreement, the provisions of this Agreement that are for the benefit of the Purchasers as the holders of any Purchased Securities are also for the benefit of, and enforceable by, all subsequent holders of such Purchased Securities, and the provisions of this Agreement that subject the Purchasers to obligations as the holders of any Purchased Securities also shall subject all subsequent holders of Purchased Securities.

                                    ARTICLE X

                                    INDEMNITY

         SECTION 10.1. Indemnification. Notwithstanding any disclosures made in the Schedules hereto, the Company hereby agrees to indemnify, exonerate and hold the Purchasers and their (if applicable) general and limited partners, members and managers, or shareholders and their respective shareholders, officers, directors, employees and agents (each an "Indemnitee") free and harmless from and against any and all actions, causes of action, or suits (the "Claims"), losses, liabilities, damages and expenses, including, without limitation, reasonable attorneys' fees and disbursements (collectively, "Damages") arising from a breach of any representation, warranty, covenant or agreement of the Company contained in or made pursuant to this Agreement or any of the Related Agreements, and (b) any Claims brought against them by third parties ("Third Party Claims") to the extent any such Third Party Claim is incurred by any Indemnitee as a result of or relating to (i) any transaction by the Company financed or to be financed in whole or in part, directly or indirectly, with proceeds from the sale of any of the Purchased Securities, and (ii) the execution, delivery, performance or enforcement of this Agreement, the Related Agreements or any other agreement contemplated hereby or thereby (including, without limitation, any failure by the Company to comply with any of its covenants or any material breach of its representations and warranties in this Agreement, the Related Agreements or any other agreement contemplated hereby or thereby), excluding, however, any such Damages caused directly by the actions of the Indemnitee in violation of its obligations under such agreements.

         SECTION 10.2. Transaction Costs. The Company hereby agrees to indemnify each Purchaser against and agrees that it will hold each Purchaser harmless from any claim, demand or liability for any Transaction Costs incurred by the Company or such Purchaser in connection with the transactions contemplated by this Agreement or the Related Agreements.

         SECTION 10.3.  Procedures.

         (a) In the event of any Third Party Claim for indemnification under the terms of Section 10.1 or 10.2, Indemnitee shall give prompt written notice of such Third Party Claim to the Company which may assume the defense thereof, provided that any delay or failure to so notify the Company shall relieve the Company of its obligations hereunder only to the extent, if at all, that it is materially prejudiced by reason of such delay or failure. The Indemnitee shall have the right to approve any counsel selected by the Company and to approve the terms of any proposed settlement, such approval not to be unreasonably delayed or withheld (unless, in the case of approval of a proposed settlement, such settlement provides only, as to the Indemnitee, the payment of money damages actually paid by the Company and a complete release of the Indemnitee in respect of the Third Party Claim in question). Notwithstanding any of the foregoing to the contrary, the provisions of this Article X shall not be construed so as to provide for the indemnification of any Indemnitee for any liability to the extent (but only to the extent) that such indemnification would be in violation of applicable law or that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this Article X to the fullest extent permitted by law.

         (b) In the event that the Company undertakes the defense of any Third Party Claim, the Company will keep the Indemnitee advised as to all material developments in connection with such Third Party Claim, including, but not limited to, promptly furnishing the Indemnitee with copies of all material documents filed or served in connection therewith.

         (c) In the event that the Company fails to assume the defense of any Third Party Claim within ten Business Days after receiving written notice thereof, the Indemnitee shall have the right, subject to the Company's right to assume the defense pursuant to the provisions of this Article X, to undertake the defense, compromise or settlement of such Third Party Claim for the account of the Company. Unless and until the Indemnitee assumes the defense of any Third Party Claim, the Company shall advance to the Indemnitee any of its reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any such action or proceeding. In addition, if the Indemnitee has notified the Company of its determination that such Third Party Claim may reasonably create a conflict between the positions of the Indemnitee and the Company, then separate counsel shall be entitled to participate in and conduct such defense and the Company shall be liable for any reasonable legal or other expenses incurred by the Indemnitee in connection with such defense. Each Indemnitee shall agree in writing prior to any such advancement that, in the event he or it receives any such advance, such Indemnitee shall reimburse the Company for such fees, costs and expenses to the extent that it shall be determined that he or it was not entitled to indemnification under this Article X.

         (d) In no event shall Company be required to pay in connection with any Third Party Claim for more than one firm of counsel (and local counsel) to the Purchasers, their Affiliates, directors, shareholders, officers, employees, agents and/or the legal representatives of any of them.

         SECTION 10.4. Survival of Obligations. The obligations of the Company and the Purchasers under this Article X shall survive the Closing Date and the termination of this Agreement.

                                   ARTICLE XI

                                     NOTICES

         All demands, notices, requests, consents and other communications required or permitted under this Agreement, any Related Agreement or the Purchased Securities shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), commercial (including FedEx) or U.S. Postal Service overnight delivery service, or, deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

         If to the Company, addressed to:

         AirNet Communications Corporation
         3950 Dow Road
         Melbourne, FL  32934
         Attention:  President
         Fax: (321) 676-9914

         with a copy to:

         Edwards & Angell, LLP
         One North Clematis Street, Suite 400
         West Palm Beach, FL  33401
         Attention: John G. Igoe, Esq.
         Telephone: (561) 833-7700
         Fax No.: (561) 655-8719

         If to any Purchaser, to such Purchaser's address as set forth on
Schedule 2.1 hereto.

Notices shall be deemed given upon the earlier to occur of (i) receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Standard Time and, if sent after 5:00 p.m. Eastern Standard Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial carrier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance therewith may specify a different address for the giving of any notice hereunder.

                                   ARTICLE XII

                                  TERMINATION;
                                    SURVIVAL

         SECTION 12.1. Termination. In addition to any other rights of termination set forth herein, this Agreement may be terminated, and the transactions contemplated hereby may be abandoned, without further obligation of any party (except as set forth herein), at any time prior to the Closing Date:

         (a) by mutual written consent of the parties;

         (b) by the Company or the Purchasers upon written notice to the other, if the consummation of the transactions shall not have occurred by June 30, 2001;

         (c) by the Company, upon written notice to the Purchasers on or before the 30th day following the date of this Agreement; or

         (d) by (x) any Purchaser (provided that such Purchaser is not otherwise in breach of this Agreement) if (i) the Company has breached a material representation, warranty, covenant or agreement set forth herein, (ii) such breach would entitle the Purchasers not to consummate the transactions at the Closing and (iii) the Company fails to cure such breach within ten (10) days of written notice thereof from any Purchaser and (y) the Company as to any Purchaser (provided that the Company is not otherwise in breach of this Agreement) if (i) such Purchaser has breached a material representation, warranty, covenant or agreement set forth herein, (ii) such breach would entitle the Company not to consummate the transactions at the Closing and (iii) such Purchaser fails to cure such breach within ten (10) days of written notice thereof from the Company.

         SECTION 12.2. Effect of Termination.

         In the event of a termination of this Agreement, neither party hereto shall have any liability or further obligation to the other party, except as set forth in paragraph (a), (b) or (c) below, and except that nothing herein will relieve any party from liability for any breach by such party of this Agreement.

         (a) In the event of a termination by the Company of this Agreement pursuant to Section 12.1, all provisions of this Agreement shall terminate, except Articles X, XI, XII, XIV and XV.

         (b) Except in the event of a termination by the Company pursuant to
Section 12.1(d), all costs and expenses incurred by the Purchasers in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company.

         (c) In the event of a termination of this Agreement by the Company pursuant to Section 12.1(b) or Section 12.1(c), Company shall reimburse each Purchaser for all Transaction Costs incurred by such Purchaser to the date of termination and shall issue to the Purchasers (pro rata based on their commitments hereunder) Warrants to purchase an aggregate of 300,000 shares of Common Stock at an exercise price per share equal to $3.14, such Warrants to be substantially in the form of Exhibit B hereto.

         SECTION 12.3. Survival. All covenants, agreements, representations and warranties made herein or in any other document referred to herein or delivered to any party pursuant hereto shall be deemed to have been relied on by each such party, notwithstanding any investigation made by such party or on its behalf. All representations and warranties made herein or in any of the Related Agreements shall survive the execution and delivery of this Agreement and of the Purchased Securities for three (3) years from the Closing Date.

                                  ARTICLE XIII

                             AMENDMENTS AND WAIVERS

         This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively and either for a specified period of time or indefinitely) only with the written consent of the Company and each of the Purchasers. Any amendment or waiver effected in accordance with this Article XIII shall be binding upon the Company and each holder (or permitted transferee) of any Purchased Securities sold pursuant to this Agreement (whether or not such holder (or permitted transferee) has consented to such amendment or waiver).

                                   ARTICLE XIV

                    CHOICE OF LAW; SUBMISSION TO JURISDICTION
                            AND WAIVER OF JURY TRIAL

         SECTION 14.1. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF FLORIDA (WITHOUT GIVING EFFECT TO ANY CONFLICTS OR CHOICE OF LAWS PROVISIONS THAT WOULD CAUSE THE APPLICATION OF THE DOMESTIC SUBSTANTIVE LAWS OF ANY OTHER JURISDICTION).

         SECTION 14.2. Equitable Remedies. The parties hereto agree that irreparable harm would occur in the event that any of the agreements and provisions of this Agreement were not performed fully by the parties hereto in accordance with their specific terms or conditions or were otherwise breached, and that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining and quantifying the amount of damage that will be suffered by the parties hereto in the event that this Agreement is not performed in accordance with its terms or conditions or is otherwise breached. It is accordingly hereby agreed that the parties hereto shall be entitled to an injunction or injunctions to restrain, enjoin and prevent breaches of this Agreement by the other parties and to enforce specifically such terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, such remedy being in addition to and not in lieu of, any other rights and remedies to which the other parties are entitled to at law or in equity.

                                   ARTICLE XV

                       CONFIDENTIALITY; RIGHT TO PUBLICIZE

         (a) Each Purchaser, on behalf of itself and its Affiliates, agrees that it will maintain the confidentiality of all non-public information disclosed to it by the Company or obtained as a result of negotiating or entering into this Agreement and the Related Agreement and will not, without the prior written consent of the Company, use such information other than in connection with the transactions contemplated hereby, provided, however, that the foregoing confidentiality obligations do not apply to information that (i) was or becomes available to the public through no action by such Purchaser, (ii) was or becomes available to such Purchaser on a non-confidential basis or (iii) in the reasonable opinion of legal counsel, must be disclosed pursuant to Law or the requirements of any national securities exchange; provided further, however, that in the case of (iii) above where disclosure is sought pursuant to subpoena, litigation discovery request or other similar legal process, such Purchaser shall submit the proposed disclosure to the Company, who shall have an opportunity, at its expense, to contest such disclosure, move for a protective order or otherwise attempt to narrow the scope thereof to the extent permitted under Law.

         (b) Each of the parties hereto hereby agrees that it will not, except as required by law, issue a press release or make any public statement regarding the transactions contemplated hereby without the prior approval of the Company and the Purchasers; provided, however, that following the Closing but only after the final closing by the Company of the sale of any other shares of Series B Convertible Preferred Stock and warrants to purchase shares of Common Stock, the Purchasers will have the right to publicize their investment in the Company as contemplated hereby by means of a tombstone advertisement or other customary advertisement in newspapers and other periodicals which advertisement shall be reasonably acceptable to the Company and customary disclosures to its limited partners. The Company will announce and disclose to the public and in applicable SEC filings the material terms of this Agreement and the Related Agreements promptly following execution of this Agreement and will have the right to inform actual or prospective customers and lenders of such investment from and after the date of this Agreement.

                                   ARTICLE XVI

                ENTIRE AGREEMENT; COUNTERPARTS; SECTION HEADINGS

         (a) This Agreement, the Related Agreements and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties hereto with respect to its subject matter. This Agreement supersedes all prior agreements and understandings (whether oral or written) between the parties with respect to its subject matter.

         (b) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (c) There are no third party beneficiaries of this Agreement.

         (d) In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

         (e) The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

         (f) Counterparts of this Agreement (or applicable signature pages hereof) that are manually signed and delivered by facility transmission shall be deemed to constitute signed original counterparts hereof and shall bind the parties signing and delivering in such manner.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                COMPANY:

                                AIRNET COMMUNICATIONS CORPORATION



                                By: /s/ R. Lee Hamilton, Jr.
                                    --------------------------------------------
                                    Name: R. Lee Hamilton, Jr.
                                    Title: President and Chief Executive Officer

                          SECURITIES PURCHASE AGREEMENT

         The undersigned hereby (a) agrees to purchase the Purchased Securities of AirNet Communications Corporation (the "Company") listed opposite its name on the Schedule 2.1 attached hereto, subject to the terms and conditions of the Agreement; (b) acknowledges that the certificate(s) evidencing the Preferred Shares and Warrants being issued hereunder (and the certificate(s) evidencing the Common Stock issuable upon conversion or exercise thereof) may bear a legend consistent with the provisions of Section 4.7; (c) acknowledges that representations made by the undersigned in Article IV of this Agreement will be relied upon by the Company in connection with the offer, sale and delivery of the Purchased Securities by the Company to the undersigned; and (d) authorizes this signature page to be attached as a counterpart signature page to the Agreement as of the date hereof.

                                PURCHASER:


                                SCP Private Equity Partners II, L.P.

                                By: SCP Private Equity Partner II General
                                    Partner, L.P., its General Partner

                                By: SCP Private Equity II, LLC, its manager


                                By: /s/ Wayne B. Weisman
                                    --------------------------------------------
                                    Name: Wayne B. Weisman
                                    Title: A Manager




           [PURCHASER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

                          SECURITIES PURCHASE AGREEMENT

         The undersigned hereby (a) agrees to purchase the Purchased Securities of AirNet Communications Corporation (the "Company") listed opposite its name on the Schedule 2.1 attached hereto, subject to the terms and conditions of the Agreement; (b) acknowledges that the certificate(s) evidencing the Preferred Shares and Warrants being issued hereunder (and the certificate(s) evidencing the Common Stock issuable upon conversion or exercise thereof) may bear a legend consistent with the provisions of Section 4.7; (c) acknowledges that representations made by the undersigned in Article IV of this Agreement will be relied upon by the Company in connection with the offer, sale and delivery of the Purchased Securities by the Company to the undersigned; and (d) authorizes this signature page to be attached as a counterpart signature page to the Agreement as of the date hereof.

                                PURCHASER:


                                Tandem PCS Investments, L.P.

                                By: Live Cycles Holding Co, its General Partner


                                By: /s/ Pierre Belanger
                                    --------------------------------------------
                                    Pierre Belanger, President


                                By: /s/ Lynn McDonald
                                    --------------------------------------------
                                    Lynn McDonald, Vice President and
                                    Secretary









           [PURCHASER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

                          SECURITIES PURCHASE AGREEMENT

           The undersigned hereby (a) agrees to purchase the Purchased Securities of AirNet Communications Corporation (the "Company") listed opposite its name on the Schedule 2.1 attached hereto, subject to the terms and conditions of the Agreement; (b) acknowledges that the certificate(s) evidencing the Preferred Shares and Warrants being issued hereunder (and the certificate(s) evidencing the Common Stock issuable upon conversion or exercise thereof) may bear a legend consistent with the provisions of Section 4.7; (c) acknowledges that representations made by the undersigned in Article IV of this Agreement will be relied upon by the Company in connection with the offer, sale and delivery of the Purchased Securities by the Company to the undersigned; and (d) authorizes this signature page to be attached as a counterpart signature page to the Agreement as of the date hereof.

                                PURCHASER:

                                Mellon Ventures, L.P.

                                By: MVMA, L.P. its General Partner

                                By: MVMA, Inc. its General Partner


                                By: /s/ Joseph A. Woods
                                    --------------------------------------------
                                    Name: Joseph A. Woods
                                    Title: Associate









           [PURCHASER SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

                          SECURITIES PURCHASE AGREEMENT

SCHEDULE 2.1


                                               Purchase Price
                                               Per Underlying
                                                  Share of
                                                Common Stock        Underlying     Aggregate
Name and Address of             Preferred     (5-day trading         Shares of     Purchaser     Common Stock
Purchaser                        Shares      average per share)    Common Stock      Price      Warrant Shares
-------------------             ---------   -------------------    ------------    ---------    --------------
SCP Private Equity              318,471.33          $3.14           3,184,713.33   $10,000,000       955,414
Partners, II, L.P.
300 Building
435 Devon Park Drive
Wayne, PA 19087

Tandem PCS Investments, L.P.    318,471.33          $3.14           3,184,713.33   $10,000,000       955,414
c/o Live Cycles Holding Co.
1981 McGill College Ave.
7th Floor
Montreal, Quebec
H3A 1G1, Canada

Mellon Ventures, L.P.           318,471.33          $3.14           3,184,713.33   $10,000,000       955,414
c/o Mellon Ventures, Inc.
One Mellon Center
Suite 5300
Pittsburgh, PA  15258

              Total:               955,414            N/A              9,554,140   $30,000,000     2,866,242


                                   Exercise        Warrant
Name and Address of              Price (5-day     Purchase
Purchaser                      trading average)     Price
-------------------            ---------------    --------
SCP Private Equity                   $3.14            $100
Partners, II, L.P.
300 Building
435 Devon Park Drive
Wayne, PA 19087

Tandem PCS Investments, L.P.         $3.14            $100
c/o Live Cycles Holding Co.
1981 McGill College Ave.
7th Floor
Montreal, Quebec
H3A 1G1, Canada

Mellon Ventures, L.P.                $3.14            $100
c/o Mellon Ventures, Inc.
One Mellon Center
Suite 5300
Pittsburgh, PA  15258

              Total:                   N/A            $300


                                    EXHIBIT B

                          STOCKHOLDERS VOTING AGREEMENT


         THIS STOCKHOLDERS VOTING AGREEMENT ("Agreement") is entered into as of April 2, 2001, by and among SCP Private Equity Partners II, L.P., a Delaware limited partnership ("SCP II"), Tandem PCS Investments, L.P., a Delaware limited partnership ("Tandem"), and Mellon Ventures, L.P. a Delaware limited partnership ("Mellon") (collectively, the "Purchasers"), and The P/A Fund, L.P., a Pennsylvania limited partnership, APA Excelsior III L.P., a Delaware limited partnership, Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., a Delaware limited partnership, and CIN Ventures Nominees, Ltd. (collectively, "Patricof"), Adams Capital Management, L.P., a Delaware limited partnership, and Fostin Capital Associates II, L.P., a Delaware limited partnership (collectively, "Adams") and VFC Capital, Inc., a Delaware corporation ("VFC" and, together with Patricof and Adams, the "Stockholders").

                                   BACKGROUND:

         A. The Purchasers propose to acquire an equity interest in AirNet Communications Corporation, a Delaware Corporation (the "Corporation"), pursuant to a Securities Purchase Agreement, dated as of April 2, 2001, by and among SCP II, Tandem, Mellon and the Corporation (the "Securities Purchase Agreement") (the transactions contemplated by the Securities Purchase Agreement being referred to herein as the "Transaction").

         B. As a condition to the obligations of the Purchasers to consummate the Transaction, the Purchasers have required that (i) the Stockholders agree to vote all shares of capital stock of the Corporation (the "Stock") owned by them, respectively, in favor of the consummation of the Transaction, and (ii) the Purchasers and the Stockholders agree to vote all of their respective Stock in favor of electing designees of SCP II and Tandem to the Board of Directors of the Corporation (the "Board"), as provided in this Agreement.

         C. The Stockholders have agreed to vote their shares of Stock in favor of the consummation of the Transaction, and the Purchasers and the Stockholders have agreed to vote their shares of Stock in favor of electing designees of SCP II and Tandem to the Board, as provided in this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties, intending to be legally bound, hereby agree as follows:

                  1. CONSENT OF STOCKHOLDERS. Each Stockholder agrees to vote all of its respective Stock in favor of the Transaction at the meeting of the stockholders of the Corporation called for the purpose of approving the Transaction (the "Meeting") and in connection with any and all written consents in lieu of the Meeting or written consents having a similar purpose.

                  2. IRREVOCABLE PROXY. In order to ensure the voting of the Stockholders in accordance with Section 1 of this Agreement, upon execution of this Agreement by all parties, each Stockholder shall execute and deliver to the Purchasers an irrevocable proxy, in the form of Exhibit A, granting to the Purchasers the right to vote in respect of all Stock now owned or hereafter registered in the name of such Stockholder. It is understood and agreed that such irrevocable proxy shall relate solely to voting in favor of the Transaction in accordance with this Agreement and shall not constitute the grant of any rights to said proxy to vote as to any other matters.

                  3. BOARD SEATS.

                     a. To the extent permitted by applicable law, each of the Purchasers and each of the Stockholders shall vote all Stock over which it has voting control, and shall take all other reasonably necessary or desirable actions within such Purchaser's or Stockholder's control (in its capacity as a stockholder of the Corporation, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), as reasonably requested by another party hereto from time to time:

                        (1) so that, as long as any of the Preferred Shares (as defined in the Securities Purchase Agreement as in effect on the date hereof) originally issued to SCP II and Tandem (and their respective affiliates) pursuant to the Transaction (such number to be appropriately adjusted for any stock split, reverse stock split, stock distribution or dividend, or other subdivision of combination of the Preferred Shares after the date hereof) are owned by SCP II and Tandem (or their respective affiliates), SCP II and Tandem shall be entitled to designate two members to the Board (the "Purchaser Directors"), one of which shall be designated by SCP II (as long as SCP II or any of its affiliates holds any of the Preferred Shares) and one of which shall be designated by Tandem (as long as Tandem or any of its affiliates holds any of the Preferred Shares);

                        (2) to cause the Corporation to reimburse each of the Purchaser Directors for all reasonable out-of-pocket expenses incurred by such Purchaser Directors in connection with the performance of their duties as directors of the Corporation and in connection with their attendance of any meeting of the Board;

                        (3) to cause the removal from the Board (with or without cause) at the written request of the Purchaser which has the right to designate such Purchaser Director;

                        (4) so that, in the event that any Purchaser Director ceases to serve as a member of the Board during such Purchaser Director's term of office, to cause the resulting vacancy on the Board to be filled by a director designated by the Purchaser which has the right to designate such Purchaser Director; and

                        (5) so that, if, within a reasonable period of time, the Purchaser entitled to designate a Purchaser Director fails to designate a representative to fill such position pursuant to the terms of this Section, and such failure shall continue for more than

30 days, to cause the election of an individual to such position in accordance with the Corporation's Certificate of Incorporation, the Corporation's Bylaws and applicable law; provided that such individual shall be removed from the Board if such Purchaser so directs.

                     b. In the event that, at any time, any provision of the Corporation's Certificate of Incorporation or the Corporation's Bylaws is inconsistent with the requirements of any provision of this Section 3, the Stockholders and the Purchasers shall take such commercially reasonable action as may be necessary to amend any such provision in the Corporation's Certificate of Incorporation or the Corporation's Bylaws, as the case may be, to conform with such requirements.

                  4. REPRESENTATIONS, WARRANTIES AND COVENANTS. Each of the Purchasers and the Stockholders hereby represents, warrants and covenants to each other that such party: (a) has full power to enter into this Agreement, (b) has not, prior to the date of this Agreement, granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement, other than one which has expired or terminated prior to the date of this Agreement, and such party shall not grant any proxy or become party to any voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement, (c) upon completion of the Transaction will own, directly or beneficially, the number of shares of Stock, as set forth opposite such party's name on the signature page hereto, and (d) will not take any action inconsistent with the intent and provisions of this Agreement including, without limitation, (i) the transfer, sale or other disposition of any Stock during the term of Sections 1 and 2 of this Agreement, or (ii) the sale of any Stock during the term of Section 3 of this Agreement (other than a Public Sale (as defined below) or a sale in connection with a Sale of the Corporation (as defined in the Corporation's Series B Convertible Preferred Stock Certificate of Designation)), in each case, unless the proposed transferee agrees to execute a copy of this Agreement and become bound by the terms hereof, and any attempted transfer, sale or disposition without executing a copy of this Agreement shall be null and void; provided, however, nothing contained in this Agreement shall in any way limit the ability of VFC to sell, transfer or otherwise dispose of any such shares of Stock following 45 days from the date hereof, it being acknowledged and agreed that this clause (d) expires as to VFC on the date which is 45 days after the date hereof and further, provided that VFC may sell, transfer or otherwise dispose of up to 500,000 shares of Stock to an unaffiliated third party within such 45 day period without restriction or limit and without being required to comply with the terms and conditions of the above provisions of this clause (d). For purposes of this Agreement, a "Public Sale" shall mean a sale of shares of Stock (x) on a national securities exchange or market, (y) in an offering pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), or (z) pursuant to the provisions of Rule 144 promulgated under the Securities Act.

                  5. ENFORCEABILITY. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.

                  6. GENERAL PROVISIONS.

                     a. All of the covenants and agreements contained in this Agreement shall be binding upon, and enure to the benefit of, the parties and their respective successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

                     b. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

                     c. The terms of Section 1 and the proxies delivered pursuant to Section 2 of this Agreement shall remain in effect until the earliest of: (i) June 30, 2001; (ii) the day immediately following the date of the Meeting or the date the Transaction is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the rights of any Stockholder by virtue of this Agreement, unless such Stockholder(s) have consented to such amendment.

                     d. The terms of Sections 3 and 4(d)(ii) of this Agreement shall terminate upon the date the Corporation shall have obtained the written approval of the Nasdaq Stock Market or its Staff, under Rule 4351 of the NASD or such other rules as may apply, for an amendment to the Certificate of Designation (as defined in the Securities Purchase Agreement) providing for the right of the holders of the Preferred Shares to elect two members of the Board, as contemplated by Section 6.13 of the Securities Purchase Agreement; provided, however, as to Mellon only, the terms of Sections 3 and 4(d)(ii) of this Agreement shall terminate, if earlier than the date of such approval, upon the first to occur of (i) June 30, 2001, and (ii) immediately following the next meeting of the stockholders of the Corporation at which the Class III directors of the Corporation shall be elected.

                     e. If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of the Agreement and this Agreement shall continue in all respects to be valid and enforceable.

                     f. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

                     g. Whenever the context of this Agreement shall so require, the use of the singular number shall include the plural and the use of any gender shall include all genders.

                     h. This Agreement may not be amended without the written agreement of each of the parties hereto.

         IN WITNESS WHEREOF, the Stockholders and the Purchasers have executed this Agreement as of the date first above written.

Stock:   SEE EXHIBIT B        SCP Private Equity Partners II, L.P.
-----

                              By: SCP Private Equity Partner II General Partner,
                                  L.P., its General Partner

                                  By:  SCP Private Equity II, LLC, its manager


                                       By: /s/ Wayne B. Weisman
                                           ------------------------------------
                                           Name: Wayne B. Weisman
                                           Title: A Manager


Stock:   SEE EXHIBIT B        Tandem PCS Investments, L.P.
-----

                              By: Live Cycles Holding Co, its General Partner


                                       By: /s/ Pierre Belanger
                                           ------------------------------------
                                           Pierre Belanger, President


                                       By: /s/ Lynn C. McDonald
                                           ------------------------------------
                                           Lynn C. McDonald, Vice President and
                                           Secretary


Stock:   SEE EXHIBIT B        Mellon Ventures, L.P.
-----

                              By: MVMA, L.P. its General Partner

                                  By: MVMA, Inc. its General Partner


                                      By: /s/ Joseph A. Woods
                                          -------------------------------------
                                          Name: Joseph A. Woods
                                          Title: Associate


                       [SIGNATURES CONTINUED ON NEXT PAGE]

                     [SIGNATURES CONTINUED FROM PRIOR PAGE]


Stock:   SEE EXHIBIT B        The P/A Fund, L.P.
-----

                              By: APA Pennsylavnia Partners II, L.P.,
                                  General Partner


                                  By: /s/ Robert M. Chefitz
                                      ------------------------------------------
                                      Name: Robert M. Chefitz
                                      Title: General Partner

Stock:   SEE EXHIBIT B        APA Excelsior III L.P.
-----

                              By: APA Excelsior III Partners, L.P.,
                                  General Partner


                                  By: /s/ Robert M. Chefitz
                                      ------------------------------------------
                                      Name: Robert M. Chefitz
                                      Title: General Partner

Stock:   SEE EXHIBIT B        Royal Bank of Canada Trust Co. (Jersey) Ltd., as
-----                         custodian for APA Excelsior III/Offshore L.P.

                              By: APA Excelsior III Partners, L.P.,
                                  General Partner


                                  By: /s/ Robert M. Chefitz
                                      ------------------------------------------
                                      Name: Robert M. Chefitz
                                      Title: General Partner


Stock:   SEE EXHIBIT B        CIN Ventures Nominees, Ltd.
-----

                              By: Patricof & Co. Ventures, Inc.,
                                  Investment Manager


                                  By: /s/ Robert M. Chefitz
                                      ------------------------------------------
                                      Name: Robert M. Chefitz
                                      Title: Managing Director

                      [SIGNATURES CONTINUED ON NEXT PAGE]

                     [SIGNATURES CONTINUED FROM PRIOR PAGE]


Stock:   SEE EXHIBIT B        Adams Capital Management, L.P.
-----

                              By: ACM Capital Partners II, L.P.,
                                  General Partner


                                  By: /s/ Joel P. Adams
                                      ------------------------------------------
                                      Joel P. Adams, General Partner


Stock:   SEE EXHIBIT B        Fostin Capital Associates II, L.P.
-----

                              By: Fostin Capital Corp.


                                  By:  /s/ David Martin
                                      ------------------------------------------
                                      Name:  David Martin
                                      Title: Manager


Stock:   SEE EXHIBIT B        VFC Capital, Inc.
-----


                              By: /s/ Bryan R. Roub
                                  ----------------------------------------------
                                  Name: Bryan R. Roub
                                  Title: President and Controller

                                    EXHIBIT A


                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

         Dated as of April 2, 2001.

                                           ____________________________________
                                           [Name of Stockholder]

                                   Exhibit B

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Total Common     Percent of Common
                                               Series B Stock  Series A Stock   Common Stock    Stock Equivalents  Stock Equivalents
                                                 Issued and      Issued and      Issued and        Issued and         Issued and
                  Stockholders                  Outstanding      Outstanding    Outstanding        Outstanding        Outstanding
------------------------------------------------------------------------------------------------------------------------------------
SCP Private Equity Partners II, L.P.             318,471.33                               0           3,184,713            9.55%
SCP Private Equity Partners, L.P.                                                 3,437,687           3,437,687           10.31%
CIP Capital L.P.                                                                    169,799             169,799            0.51%
James Brown                                                                                                   0
                                                                                                              0
Mellon Ventures, L.P.                            318,471.33                         431,815*          3,616,528           10.85%
                                                                                                              0
Tandem PCS Investments, L.P.                     318,471.33                       2,145,465           5,330,178           15.99%
Richard G. Coffey                                                                                             0
                                                                                                              0
Adams Capital Management, L.P.                                                    1,641,874           1,641,874            4.92%
Fostin Capital  Associates II, L.P.                                                 271,593             271,593            0.81%
Joel P. Adams                                                                                                 0            0.00%
                                                                                                              0
VFC Capital, Inc. (a wholly-owned subsidiary
of Harris Corporation)                                                            3,401,828             340,828           10.20%
                                                                                                              0
Funds Managed byPatricof & Co. Ventures,
Inc.                                                                                                          0
The P/A Fund, L.P.                                                                  785,700             785,700            2.36%
APA Excelsior III, L.P.                                                             994,392             994,392            2.98%
Royal Bank of Canada Trust Co. (Jersey), Ltd.,
Custodian for APA Excelsior III/Offshore LP                                         378,958             378,958            1.14%
CIN Venture Nominees, Ltd. (Landmark Equity
Partners LP)                                                                         52,028              52,028            0.16%
                                                                                                              0
Other Investors                                                                  10,077,279*         10,077,279           30.22%

------------------------------------------------------------------------------------------------------------------------------------
Totals                                              955,414          0           23,788,418          33,342,558          100.00%

(RESTUBBED)

------------------------------------------------------------------------------------------------------------------------------------
                                                   Common Stock                                    Total Common     Percent of Total
                                                    Underlying                      Common Stock      Stock            Common Stock
                                                 Options Granted,   Common Stock    Underlying   Equivalents on a   Equivalents on a
                                                      but not        Underlying     New Warrants   Fully-Diluted      Fully-Diluted
                  Stockholders                      Exercised        Warrants        (4/3/01)          Basis              Basis
------------------------------------------------------------------------------------------------------------------------------------
SCP Private Equity Partners II, L.P.                                                955,414           4,140,127         11.25%
SCP Private Equity Partners, L.P.                                     204,443                         3,642,130          9.89%
CIP Capital L.P.                                                                                        169,799          0.46%
James Brown                                             7,533                                             7,533          0.02%

Mellon Ventures, L.P.                                                               955,414           4,571,942         12.42%

Tandem PCS Investments, L.P.                                          163,555       955,414           6,449,147         17.52%
Richard G. Coffey                                       7,533                                             7,533          0.02%

Adams Capital Management, L.P.                                                                        1,641,874          4.46%
Fostin Capital  Associates II, L.P.                                                                     271,593          0.74%
Joel P. Adams                                           7,533                                             7,533          0.02%

VFC Capital, Inc. (a wholly-owned subsidiary
of Harris Corporation)                                                210,880                         3,612,708          9.81%

Funds Managed byPatricof & Co. Ventures,
Inc.
The P/A Fund, L.P.                                                          0             0             785,700          2.13%
APA Excelsior III, L.P.                                                                                 994,392          2.70%
Royal Bank of Canada Trust Co. (Jersey), Ltd.,
Custodian for APA Excelsior III/Offshore LP                                                             378,958          1.03%
CIN Venture Nominees, Ltd. (Landmark Equity
Partners LP)                                                                                             52,028          0.14%

Other Investors                                                                                      10,077,279         27.38%

                                               -------------------------------------------------------------------------------------
Totals                                                 22,599         578,878     2,866,242       36,810,276.90        100.00%

* Mellon owns 46,500 additional shares of Common Stock in street name. Mellon's aggregate ownership is 478,315 shares of Common
  Stock.

                                    EXHIBIT C


                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.          The P/A Fund, L.P.

                                    By: APA Pennsylavnia Partners II, L.P.,
                                        General Partner


                                        By: /s/ Robert M. Chefitz
                                            ------------------------------------
                                            Name: Robert M. Chefitz
                                            Title: General Partner

                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.          APA Excelsior III L.P.

                                    By: APA Excelsior III Partners, L.P.,
                                        General Partner


                                        By: /s/ Robert M. Chefitz
                                            ------------------------------------
                                            Name: Robert M. Chefitz
                                            Title: General Partner

                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.      Royal Bank of Canada Trust Co. (Jersey) Ltd., as
                                custodian for APA Excelsior III/Offshore L.P.

                                By: APA Excelsior III Partners, L.P.,
                                    General Partner


                                    By: /s/ Robert M. Chefitz
                                        ----------------------------------------
                                        Name: Robert M. Chefitz
                                        Title: General Partner

                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.     CIN Ventures Nominees, Ltd.

                               By: Patricof & Co. Ventures, Inc.,
                                   Investment Manager


                               By: /s/ Robert M. Chefitz
                                   ---------------------------------------------
                                   Name: Robert M. Chefitz
                                   Title: Managing Director

                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.    Adams Capital Management, L.P.

                              By: ACM Capital Partners II, L.P.,
                                  General Partner


                                  By: /s/ Joel P. Adams
                                      ------------------------------------------
                                      Joel P. Adams, General Partner

                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.    Fostin Capital Associates II, L.P.

                              By: Fostin Capital Corp.


                                  By:  /s/ David Martin
                                      ------------------------------------------
                                      Name:   David Martin
                                      Title:  Manager

                                IRREVOCABLE PROXY


         The undersigned agrees to, and hereby grants to SCP Private Equity Partners II, L.P., Tandem PCS Investments, L.P., and Mellon Ventures, L.P. (collectively, the "Purchasers") an irrevocable proxy pursuant to the provisions of the General Corporation Law of the State of Delaware to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of AirNet Communications Corporation, a Delaware corporation (the "Corporation"), now owned or hereafter acquired by the undersigned (collectively, the "Stock") as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with the approval of the Transaction as provided in certain Stockholders Voting Agreement, dated as of April 2, 2001 (the "Stockholders Voting Agreement"), among the Purchasers and The P/A Fund, L.P., APA Excelsior III L.P., Royal Bank of Canada Trust Co. (Jersey) Ltd., as custodian for APA Excelsior III/Offshore L.P., CIN Ventures Nominees, Ltd., VFC Capital, Inc., Fostin Capital Associates II, L.P. and Adams Capital Management, L.P. (together, the "Stockholders"). The undersigned hereby affirms that this irrevocable proxy is given as a condition of the Stockholders Voting Agreement and, as such, is coupled with an interest and is irrevocable. It is further understood by the undersigned that this irrevocable proxy may be exercised by the Purchasers for the period beginning the date hereof and ending on the earliest of: (i) June 30, 2001; (ii) the day immediately following the Meeting (as defined in the Stockholders Voting Agreement) or the Transaction (as defined in the Stockholders Voting Agreement) is otherwise approved by a majority of the stockholders of the Corporation; (iii) the date the Securities Purchase Agreement (as defined in the Stockholders Voting Agreement) is terminated in accordance with its terms; and (iv) the date the Corporation and the Purchasers amend the Securities Purchase Agreement, the effect of which materially adversely affects the right of any Stockholder by virtue of the Stockholders Voting Agreement, unless such Stockholders have consented to such amendment.

         THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE STOCK.

Dated as of April 2, 2001.         VFC Capital, Inc.


                                   By: /s/ Bryan R. Roub
                                       -----------------------------------------
                                       Name:    Bryan R. Roub
                                       Title: President and Controller